EXHIBIT 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

CERTARA, INC.,

PUMA MERGER SUB, LLC,

PINNACLE 21, LLC

and

SHAREHOLDER REPRESENTATIVE SERVICES LLC,
as the Equityholder Representative

Dated as of August 2, 2021

This document is intended solely to facilitate discussions among the parties identified herein. It is not intended to create, and will not be deemed to create, a legally binding or enforceable offer or agreement of any type or nature prior to the duly authorized and approved execution of this document by all such parties and the delivery of an executed copy hereof by all such parties to all other parties.

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	4.16	Employee Benefit Plans	39
	4.17	Labor Matters	41
	4.18	Interested Party Transactions	42
	4.19	Insurance	42
	4.20	No Brokers	42
	4.21	Compliance with Sanctions and Anticorruption Laws	42
	4.22	Healthcare Matters	43
	4.23	Disclaimer of Other Representations and Warranties	44

5.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		44

	5.1	Organization; Qualification	44
	5.2	Power and Authority	45
	5.3	Authorization of Governmental Authorities	45
	5.4	Noncontravention	45
	5.5	Litigation; Outstanding Orders	45
	5.6	Financing	46
	5.7	No Brokers	46
	5.8	Solvency	46
	5.9	Investigation and Acknowledgments	46

6.	COVENANTS		47

	6.1	Interim Operations	47
	6.2	Preparation for Closing	50
	6.3	Confidentiality and Announcements	52
	6.4	Pre-Closing Access to Information	53
	6.5	Exclusivity	54
	6.6	D&O Indemnification	54
	6.7	Certain Tax Matters	55
	6.8	Expenses	58
	6.9	Termination of Interested Party Transactions	58
	6.10	Further Assurances	59
	6.11	Resignation of Directors	59
	6.12	Equityholder Approval	59
	6.13	R&W Insurance Policy	59
	6.15	Company 401(k) Plan	60

7.	CLOSING CONDITIONS		60

	7.1	Mutual Closing Condition	60
	7.2	Closing Conditions of Parent and Merger Sub	60
	7.3	Closing Conditions of the Company	61

8.	TERMINATION		62

	8.1	Termination of Agreement	62
	8.2	Effect of Termination	63
	8.3	Exclusive Remedy for Pre-Termination Breaches	63

9.	NO SURVIVAL; OTHER ACKNOWLEDGMENTS		64

	9.1	No Survival of Representations and Warranties and Certain Covenants	64
	9.2	No Recourse Against Third Parties	64
	9.3	Certain Acknowledgments	64

10.	MISCELLANEOUS		65

	10.1	Notices	65
	10.2	Succession and Assignment; No Third-Party Beneficiary	66
	10.3	Amendments and Waivers	66
	10.4	Entire Agreement	66
	10.5	Counterparts; Electronic Signature	67
	10.6	Severability	67
	10.7	Headings	67
	10.8	Construction	67
	10.9	Disclosure Schedules	67
	10.10	Remedies	68
	10.11	Governing Law	68
	10.12	Consent to Jurisdiction	68
	10.13	Waiver of Jury Trial	69
	10.14	Equityholder Representative	69

INDEX OF EXHIBITS AND ANNEXES

Exhibit A	Form of Equityholder Written Consent (intentionally omitted)

Exhibit B	Working Capital Calculation Schedule (intentionally omitted)

Exhibit C	Illustrative Payout Schedule (intentionally omitted)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 2, 2021 (including all exhibits, schedules, annexes and amendments hereto, this “Agreement”) is made by and among Certara, Inc., a Delaware corporation (“Parent”), Puma Merger Sub, LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), Pinnacle 21, LLC, a Delaware limited liability company (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative, agent and attorney-in-fact of the Equityholders (the “Equityholder Representative” and, together with Parent, Merger Sub and the Company, collectively, the “Parties” and each a “Party”).

RECITALS

WHEREAS, this Agreement contemplates a transaction in which Parent will acquire the Company pursuant to a merger (the “Merger”) of Merger Sub, an indirect wholly-owned subsidiary of Parent, with and into the Company, with the Company continuing as the surviving entity in the Merger and as a wholly-owned subsidiary of Parent;

WHEREAS, the Board of Managers of the Company has adopted this Agreement and approved the consummation of the transactions contemplated by this Agreement (including the Merger) in accordance with the Delaware Limited Liability Company Act (the “DLLCA”) and the organizational documents of the Company;

WHEREAS, the respective boards of managers or equivalent governing bodies of each of Parent (for itself and as the sole equityholder of Merger Sub) and Merger Sub have adopted this Agreement and approved the consummation of the transactions contemplated by this Agreement (including the Merger) in accordance with the DLLCA;

WHEREAS, this Agreement will be adopted and the Merger and the other transactions contemplated hereby will be approved, by a written consent of the requisite equityholders of the Company in the form of Exhibit A to this Agreement, in accordance with the applicable provisions of the DLLCA and the organizational documents of the Company (the “Equityholder Approval”) as promptly as practicable but not later than twenty-four (24) hours following the execution and delivery of this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to Parent’s willingness to enter into this Agreement, certain Rollover Participants (as defined below) have each executed and delivered to Parent or an Affiliate thereof a Rollover Agreement (as defined below), pursuant to which such Rollover Participants shall contribute a portion of their respective Rollover Units to Parent in exchange for shares of Parent Common Stock, on the terms and subject to the conditions set forth therein and herein;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to Parent’s willingness to enter into this Agreement, the Key Employee has entered into an offer letter with Parent (or one of Parent’s Affiliates), to be effective and contingent upon the Closing; and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements specified in this Agreement in connection with the Merger and the other transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants, and agreements herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	DEFINITIONS; RULES OF CONSTRUCTION

1.1            Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“Accounting Firm” is defined in Section 6.7.9.

“Accounting Principles” means GAAP, and to the extent consistent with GAAP, the accounting principles, methodologies, procedures, and policies used in preparation of the Audited Financial Statements.

“Acquisition Transaction” is defined in Section 6.5.

“Action” means any action, arbitration, claim, charge, demand, suit, inquiry, investigation or similar legal proceeding by or before any Governmental Authority, arbitrator, mediator or other tribunal.

“Additional Merger Consideration” means, as of any date of determination, without duplication, the sum of (a) any payment to the Equityholders contemplated by Section 3.6.5 in respect of an adjustment to the Estimated Closing Merger Consideration, (b) any portion of the Escrow Amount released to the Equityholders pursuant to Section 3.7.1 and the terms and conditions of the Escrow Agreement, and (c) any portion of the Representative Fund released to the Equityholders pursuant to Section 3.7.2 and Section 10.14.3.

“Affiliate” means, with respect to any specified Person at any time, each Person directly or indirectly controlling, controlled by, or under common control with such specified Person at such time, and where “control” (and the related terms “controlling” and “controlled by”) means the power to direct the management and policies of such Person, directly or indirectly, whether by ownership of voting securities, by contract, or otherwise. Notwithstanding the foregoing, except with respect to Section 3.4.3, Section 4.15.4, Section 4.18, Section 4.22, Section 6.2.4, Section 6.3.2, Section 6.4, Section 6.9 and Section 9.2, and the definitions of “Equityholder Related Parties”, “Transaction Expenses” and “Parent Related Parties”, in no event shall (a) Parent or Merger Sub be considered an Affiliate of any portfolio company or investment fund affiliated with Parent, Merger Sub or any of their Affiliates, and vice versa (provided, for the avoidance of doubt, that, following the Closing, Parent shall be considered to be an Affiliate of the Company and its Subsidiaries) or (b) the Company or any of its Subsidiaries be considered an Affiliate of any portfolio company or investment fund affiliated with the Company or any of its Affiliates.

“Affiliated Group” means any affiliated, consolidated, combined, or unitary group for Income Tax purposes, including an “affiliated group” within the meaning of Code Section 1504(a) or any similar provision of state, local, or foreign Law.

“Agreement” is defined in the Preamble.

“Allocation” means the allocation of the Final Closing Merger Consideration (and other amounts treated as purchase price for U.S. federal income Tax purposes) paid for the Company among the assets of the Company for purposes of Section 1060 of the Code.

“Ancillary Agreements” means the Escrow Agreement, the Paying Agent Agreement, the Rollover Agreements, and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed in connection with the transactions contemplated by this Agreement.

“Anti-Corruption Laws” is defined in Section 4.21.1.

“Antitrust Laws” shall mean the Sherman Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended, the HSR Act and all other national, state, local or foreign Laws in effect from time to time that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade or lessening of competition through merger or acquisition.

“Base Purchase Price” means Three Hundred Ten Million Dollars ($310,000,000).

“Business Day” means any day, other than a Saturday, Sunday, or any other day on which banks located in New York, New York are authorized or required by applicable Law to be closed.

“CARES Act” means the United States Coronavirus Aid, Relief, and Economic Security Act, as amended.

“Certificate of Merger” is defined in Section 2.3.

“Closing” is defined in Section 2.2.

“Closing Cash” means all cash and cash equivalents (including marketable securities, short term investments and other liquid investments) of the Company and its Subsidiaries, including any deposits held in transit, determined in accordance with the Accounting Principles and calculated on a consolidated basis as of the Reference Time; provided, that Closing Cash (a) shall be calculated net of any Excluded Cash and outbound wires in transit and checks issued by the Company and its Subsidiaries but not yet cleared as of the Reference Time, (b) shall include inbound wires in transit and checks deposited by the Company and its Subsidiaries but not yet cleared as of the Reference Time and (c) shall not include any amounts included in Working Capital.

“Closing Date” is defined in Section 2.2.

“Closing Debt” means, without duplication, all Debt of the Company and its Subsidiaries as of the Effective Time.

“Closing Transaction Expenses” means all Transaction Expenses, in each case, to the extent not paid as of immediately prior to the Effective Time.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” is defined in Section 4.17.1.

“Common Units” means the Common Units of the Company.

“Company” is defined in the Preamble.

“Company 401(k) Plan” is defined in Section 6.15.

“Company Equity Interests” means, collectively, the Units and Options.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Operating Agreement” means the Amended and Restated Operating Agreement of the Company, dated as of December 30, 2011, including any schedules or exhibits thereto that have been modified from time to time.

“Company Plan” means any Employee Plan (i) sponsored or maintained by the Company or any of its Subsidiaries, (ii) for the benefit of current or former employees, independent contractors or directors of the Company or any of its Subsidiaries or (iii) with respect to which the Company or any of its Subsidiaries has any liability (contingent or otherwise).

“Company Products” means all products and services of the Company or any of its Subsidiaries currently in use by a customer or client of the Company or any of its Subsidiaries or offered, sold or licensed by the Company or any of its Subsidiaries as of the date hereof.

“Company Registered Intellectual Property” is defined in Section 4.11.1.

“Confidentiality Agreements” is defined in Section 6.3.1.

“Covered Party” is defined in Section 6.6.1.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, clampdown, closure, sequester or any other applicable law, order, directive, guideline or recommendation by any Governmental Authority or public health agency in connection with or in response to COVID-19, including, but not limited to, the CARES Act and all Occupational Safety and Health Administration and Centers for Disease Control and Prevention guidelines and requirements, such as social distancing, cleaning, and other similar or related measures.

“D&O Tail” is defined in Section 6.6.2.

“D&O Tail Premium” is defined in Section 6.6.2.

“Debt” means, as of the time of determination, with respect to any Person, without duplication, all liabilities and obligations (including all liabilities and obligations in respect of principal, accrued interest, penalties, breakage costs, fees, prepayment premiums, make-whole payment or termination costs) of such Person (a) in respect of indebtedness for borrowed money, (b) evidenced by notes, bonds, debentures, or similar contractual obligations, instruments or debt securities, (c) for the deferred purchase price of assets, property, goods or services (other than trade payables, accruals or similar liabilities incurred in the ordinary course of business and included in Working Capital) or evidenced by any seller notes or similar deferred or contingent purchase price instruments, in each case calculated as the maximum amount payable thereunder, (d) under any interest rate, currency or other derivative, swap, collar or similar hedging arrangements, calculated as if such obligations were terminated at the time of determination, (e) purchase money indebtedness, (f) under leases required to be capitalized in accordance with GAAP, (g) with respect to letters of credit, bankers acceptances or similar obligations, instruments or facilities to the extent drawn, (h) unpaid Income Tax liabilities attributable to a Pre-Closing Tax Period; provided, however, that the aggregate amount calculated pursuant to this clause (h) shall not be a negative number, (i) any amounts deferred under the CARES Act, or any similar or successor provision thereof, (j) all obligations of others for borrowed money secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property, rights or assets owned or acquired by the Company or its Subsidiaries, (k) any declared but unpaid dividends or distributions, (l) in the nature of guarantees or other obligations with respect to any of the items described in the foregoing clauses (a) through (k), (m) capitalized commissions and other deferred customer acquisition costs, (n) deferred rent, and (o) (i) accrued bonuses, accrued commissions, accrued severance expenses or similar accrued exit payments payable to current or former employees, directors or individual independent contractors of the Company; (ii) the employer portion of any payroll, employment, social security, Medicare, national insurance contributions, unemployment or other similar Taxes or similar obligations (determined without regard to whether the remittance of any such amounts to the applicable Governmental Authority has been deferred) and any “tax gross-up” payments payable with respect to the foregoing clause (i); and (iii) and any payroll, social security, unemployment or similar Taxes deferred by the Company or any of the Subsidiaries pursuant to, or in connection with, the Coronavirus, Aid, Relief and Economic Security Act, IRS Notice 2020-65, or any other state, federal or local law, notice or executive order providing similar relief in connection with COVID-19. Notwithstanding the foregoing, Debt does not include (i) any intercompany obligations solely between or among the Company and its wholly-owned Subsidiaries or (ii) any amount included in Working Capital or Transaction Expenses.

“Disclosure Schedules” is defined in the preamble to Article 4.

“Dispute Notice” is defined in Section 3.6.3.

“DLLCA” is defined in the Recitals.

“Effective Time” is defined in Section 2.3.

“Employee Plan” means (a) any plan, program, agreement, policy, or arrangement that is (i) a welfare plan within the meaning of Section 3(1) of ERISA or (ii) a pension plan within the meaning of Section 3(2) of ERISA, or (b) any other employment, severance, deferred-compensation, retirement, bonus, incentive, profit-sharing, retention, change-of-control, fringe-benefit, equity or equity-based, stock purchase, stock option, restricted stock, restricted stock unit, employee loan or other similar plan, program, agreement, policy, or arrangement.

“End Date” is defined in the Section 8.1.3.

“Equity Incentive Plan” means the Pinnacle 21, LLC 2011 Equity Compensation Plan.

“Equity Interest” means, with respect to any Person, any share, interest, participation, or other (however designated) equity interest in such Person, including capital stock, membership interests, partnership interests, and any warrant, option, convertible or exchangeable security, or other rights to purchase or otherwise acquire any of the foregoing.

“Equityholder Approval” is defined in the Recitals.

“Equityholder Related Parties” means the Equityholders and, prior to the Effective Time, the Company and its Subsidiaries, and any of their respective Affiliates, and any of the respective former, current or future Affiliates, equityholders, incorporators, controlling Persons, Representatives, successors or permitted assigns of any of the foregoing.

“Equityholder Representative” is defined in the Preamble.

“Equityholders” means the Unitholders and Optionholders, collectively.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business required to be treated as a single employer with the Company under Sections 414(b), (c), (m) or (n) of the Code.

“Escrow Agent” means JPMorgan Chase Bank, N.A. or another commercial bank or trust company designated by the Parties prior to the Closing Date, or any replacement escrow agent thereafter designated pursuant to the Escrow Agreement.

“Escrow Agreement” means an escrow agreement, in a form mutually acceptable to Parent and the Equityholder Representative, that is to be entered into pursuant to this Agreement by Parent, the Equityholder Representative and the Escrow Agent on or prior to the Closing Date.

“Escrow Amount” means One Million Dollars ($1,000,000).

“Escrow Fund” is defined in Section 3.7.1.

“Estimated Closing Cash” is defined in Section 3.6.1.

“Estimated Closing Debt” is defined in Section 3.6.1.

“Estimated Closing Merger Consideration” means an amount equal to:

(a)            the Base Purchase Price;

(b)            plus the Estimated Closing Cash;

(c)            (i) plus the amount, if any, by which the Estimated Working Capital exceeds the Working Capital Target or (ii) minus the amount, if any, by which the Estimated Working Capital is less than the Working Capital Target;

(d)            minus the Estimated Closing Debt;

(e)            minus the Estimated Closing Transaction Expenses;

(f)            minus the Rollover Amount;

(g)            minus the Escrow Amount; and

(h)            minus the Representative Fund Amount.

“Estimated Closing Statement” is defined in Section 3.6.1.

“Estimated Closing Transaction Expenses” is defined in Section 3.6.1.

“Estimated Working Capital” is defined in Section 3.6.1.

“Excluded Cash” means (a) restricted cash or cash equivalents held or retained by the Company or its Subsidiaries for the benefit, or pursuant to the requirement, of any other Person, (b) any cash or cash equivalents held or deposited as security deposits or escrow or similar deposits, (c) cash funded by, or on behalf of, Parent or any of its Affiliates and (d) any foreign cash held outside of the United States.

“Final Closing Merger Consideration” is defined in Section 3.6.5.

“Financial Assistance” is defined in Section 4.6.4.

“Financial Statements” is defined in Section 4.6.1.

“Fraud” means a knowing and intentional misrepresentation by a party in the making of an express representation or warranty contained in this Agreement or in any certificate delivered in connection herewith (for the avoidance of doubt, excluding any theory of fraud premised upon constructive fraud, negligent misrepresentation or omission or recklessness or negligence).

“Fundamental Representations” means the representations and warranties of the Company set forth in the first two sentences of Section 4.1 (Organization; Qualification), Section 4.2 (Power and Authority), Section 4.5.1, Section 4.5.2, Section 4.5.3 (Capitalization; Subsidiaries) and Section 4.20 (No Brokers).

“GAAP” means United States generally accepted accounting principles, as in effect from time to time.

“Governmental Authority” means any federal, state, or local or any foreign government, or political subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, agency, department, court, commission, board, body, bureau or other authority or instrumentality, domestic or foreign entitled to exercise governmental authority.

“Governmental Health Program” means any federal health program as defined in 42 U.S.C. § 1320a-7b(f), including Medicare, Medicaid and TRICARE.

“Healthcare Laws” means all Laws relating to nonclinical and clinical studies, study data and results, and healthcare operations, products, and services, including: (a) the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act, and the regulations of the U.S. Food and Drug Administration (“FDA”); (b) HIPAA; (c) all applicable Laws prohibiting or regulating fraud and abuse, inducements, the solicitation or acceptance of improper incentives involving Persons operating in the healthcare industry, including, without limitation: the Federal Anti-Kickback Statute and Federal Healthcare Program False Statement Law (42 U.S.C. § 1320a-7b), the criminal healthcare fraud statutes set forth at 18 U.S.C. §§ 286, 287, 1347, and 1349, the Federal False Claims Act (31 U.S.C. §§ 3729 et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.), the exclusion Laws (42 U.S.C. § 1320a-7); (d) any Laws imposed or enforced by the U.S. Department of Health and Human Services; (e) the regulations that implement such Laws, and any related or analogous Laws imposed by any state, local or foreign jurisdiction; and (f) and amendments to such Laws.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and the regulations that implement both Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Illustrative Payout Schedule” is defined in Section 3.6.1.

“Income Tax” means any Taxes imposed on or based on or measured with respect to net income (however denominated).

“Independent Accountant” is defined in Section 3.6.4.

“Insurance Policies” is defined in Section 4.19.

“Intellectual Property” means all worldwide intellectual and industrial property rights, including (a) patents and patent applications, including all reissues, reexaminations, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (b) copyrights and rights in copyrightable works (including IT Assets), registered copyrights, copyright applications, and renewals thereof (“Copyrights”); (c) trademarks and service marks, trade dress, logos, product names, corporate names, brand names, trade names and other source identifiers, together with all of the goodwill associated therewith and all registrations thereof, applications therefor and common-law rights related thereto (“Trademarks”); (d) trade secrets, inventions, methods, processes, proprietary information and know-how (“Trade Secrets”); and (e) Internet domain names, social and mobile media identifiers and accounts and URLs.

“Interested Party” is defined in Section 4.18.

“Interested Party Transaction” is defined in Section 4.18.

“IT Assets” means computers, software (whether in source or object code form), websites, applications, databases, systems, networks, hardware, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology related equipment, infrastructure and assets.

“Key Employee” means Max Kanevsky.

“Knowledge” (or similar phrases) means, when used with respect to the Company or any of its Subsidiaries, the actual knowledge of the individuals set forth on Schedule 1.1, with such knowledge being based on reasonable inquiry.

“Labor Union” is defined in Section 4.17.1.

“Law” means any constitution, law (including common law), statute, ordinance, code, rule, regulation, circular letter, bulletin, opinion letter or other applicable guidance of any Governmental Authority.

“Leased Real Property” is defined in Section 4.10.1.

“Letter of Transmittal” is defined in Section 3.4.2.

“Lien” means any charge, adverse ownership claim, lien, pledge, security interest, mortgage, deed of trust, or other similar encumbrance.

“Material Adverse Effect” means any change, effect, event, development, fact, condition, circumstance, or occurrence (each, an “Effect”) that has had or would reasonably be expected, individually or in the aggregate, to have a material adverse effect on (x) the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or (y) the ability of the Company to perform its obligations under this Agreement and the Ancillary Agreements and to consummate the Merger and the other transactions contemplated hereby or thereby in accordance with the terms of this Agreement or the Ancillary Agreements; provided, that, solely for the purposes of the foregoing clause (x), none of the following Effects shall constitute, and Effects resulting from any of the following shall not be taken into account in determining whether there has been, a Material Adverse Effect: (a) changes or proposed changes in Laws or interpretations thereof by courts or other Governmental Authorities after the date hereof, (b) changes in GAAP after the date hereof, (c) actions or omissions of the Company or any of its Subsidiaries taken at the written request, or with the written consent, of Parent or Merger Sub or required by this Agreement, (d) changes in general economic conditions, including changes in the credit, debt, financial, capital, currency, insurance or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or any disruption of such markets), in each case, in the United States or anywhere else in the world, (e) events or conditions generally affecting the industries in which the Company operates, (f) global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism or military actions, (g) epidemics, pandemics or disease outbreaks (including COVID-19), earthquakes, hurricanes, tornados or other similar natural disasters or any law, regulation, statute, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19), (h) the announcement or pendency of this Agreement or the transactions contemplated hereby, or the identity of Parent or Merger Sub in connection with the contemplated consummation of the transactions contemplated hereby and the impact of any of the foregoing on relationships with customers, suppliers or employees (provided, that this clause (h) shall not apply for purposes of the representations and warranties set forth in Section 4.3 or Section 4.4), (i) the failure by the Company or any of its Subsidiaries to take any action that is expressly prohibited by Section 6.1.2, or (j) any failure to meet any internal projections, forecasts, guidance, estimates, milestones, budgets or internal financial or operating predictions of revenue, earnings, cash flow or cash position (provided, that (A) the matters described in clauses (a), (b), (d), (e), (f) and (g) shall be included and taken into account in the term “Material Adverse Effect” to the extent any such matter has a disproportionate adverse impact on the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, and (B) clause (j) will not prevent a determination that any Effect underlying any such failure has resulted in a Material Adverse Effect, to the extent such Effect is not otherwise excluded from this definition of Material Adverse Effect).

“Material Contracts” is defined in Section 4.12.2.

“Merger” is defined in the Recitals.

“Merger Sub” is defined in the Preamble.

“Most Recent Balance Sheet Date” is defined in Section 4.6.1.

“Negative Adjustment Amount” is defined in Section 3.6.5(b).

“Nonparty Affiliate” is defined in Section 9.2.

“Open Source” means any software or source code that is, or that contains or is derived in any manner (in whole or in part) from any software that is, distributed, issued or made available as open source software, “copyleft” software, or under a similar licensing or distribution mechanism, including any software licensed under any license that has been approved by the Open Source Initiative and listed on https://opensource.org/licenses/alphabetical.

“Open Source Company Product” means the “Pinnacle 21 Community” Open Source product and related Open Source tools and components.

“Optionholders” means the holders of all of the outstanding and unexercised Options.

“Options” means an outstanding option to acquire Units, whether or not vested.

“Order” means any order, injunction, judgment, or ruling of any Governmental Authority.

“Overage Amount” is defined in Section 3.6.5(a).

“Parent” is defined in the Preamble.

“Parent Common Stock” means shares of common stock, par value $0.01 per share, of Parent.

“Parent Related Parties” means Parent, Merger Sub and, from and after the Effective Time, the Surviving Entity and its Subsidiaries, and any of their respective Affiliates, and any of the respective former, current or future Affiliates, equityholders, incorporators, controlling Persons, Representatives, successors or permitted assigns.

“Parent SEC Documents” means all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Parent since December 31, 2018, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference.

“Parties” is defined in the Preamble.

“Pass-Through Tax Return” means any Tax Return for a Tax period ending on or prior to the Closing Date to the extent that (i) the Person with respect to which such Tax Return is filed is treated as a pass-through entity for purposes of such Tax Return and (ii) the items of income, gain, loss and deduction are reflected on the Tax Returns of the direct or indirect owners of such Person.

“Paying Agent” means JPMorgan Chase Bank, N.A. or another commercial bank or trust company designated by the Parties prior to the Closing Date, or any replacement paying agent thereafter designated pursuant to the Paying Agent Agreement.

“Paying Agent Agreement” means a payments administration agreement, in a form mutually acceptable to Parent and the Equityholder Representative, that is to be entered into pursuant to this Agreement by Parent, the Equityholder Representative and the Paying Agent as soon as reasonably practicable following the date of this Agreement and prior to the Effective Time.

“Payment Fund” is defined in Section 3.3.1(a)(i).

“Payout Schedule” is defined in Section 3.6.1(b).

“Pension Plan” is defined in Section 4.16.3.

“Permits” means any license, permit, consent, certificate, certification, or other similar authorization issued by, or otherwise granted by, any Governmental Authority.

“Permitted Lien” means (a) statutory Liens for Taxes, assessments, or other claims by a Governmental Authority not yet due and payable or the amount or validity of which is being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (b) mechanics’, materialmen’s, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business that are not yet due and payable or the amount or validity of which is being contested in good faith; (c) zoning codes, building codes, and other land use Laws of any Governmental Authority, in each case are not violated by the current use or occupancy of the affected asset and which do not materially and adversely affect the current use of the affected asset; (d) purchase money Liens or Liens securing rental payments under capitalized or operating lease arrangements; (e) Liens arising under workers’ compensation, unemployment insurance, social security, retirement, and other similar Laws; and (f) restrictions on transfer under applicable securities laws.

“Person” means any individual or corporation, association, partnership, limited liability company, joint venture, joint stock, or other company, business trust, trust, organization, labor union, Governmental Authority, or other entity of any kind.

“Positive Adjustment Amount” is defined in Section 3.6.5(a).

“Pre-Closing Tax Period” means any taxable period or the portion thereof ending on or before the Closing Date.

“Price Per Unit” means the quotient obtained by dividing (a) the Estimated Closing Merger Consideration by (b) the number of Units, which, for this purpose, shall include (i) the Series A-2 Preferred Units on an as-converted basis into Common Units, and (ii) the number of Common Units that would be issued and outstanding as of immediately prior to the Effective Time if all Vested Options outstanding as of immediately prior to the Effective Time were exercised in full by paying the applicable exercise price in cash.

“Privacy Requirements” means all (i) Laws and binding industry standards applicable to the Company or any of its Subsidiaries governing information that (a) alone or in combination with other information, reasonably allows the identification of a particular person or household, (b) is defined as “personal data”, “personal information”, “personally identifiable information” or any similar term by applicable Law, or (c) is otherwise sensitive, medical, health, clinical or non-clinical study data or data that is otherwise regulated under applicable Laws and binding industry standards (information under (a)-(c), collectively, “Personal Data”), including (if and to the extent applicable to Company’s business activities) HIPAA, state data breach notification laws, state social security number and consumer protection laws, applicable Laws and binding industry standards regarding the unauthorized disclosure of information, including the Federal Trade Commission Act, the Telephone Consumer Protection Act, the EU General Data Protection Regulation, the California Consumer Privacy Act and Payment Card Industry Data Security Standard and (ii) binding policies and procedures of the Company, contractual obligations of the Company relating to the privacy or Processing of Personal Data, or contractual obligations for the security of any IT Assets applicable to the Company and any of its Subsidiaries (collectively, under item (ii), “Privacy Policies”).

“Process” or “Processing” means the collection, receipt, creation, processing, storage, maintenance, use, disclosure, transmission, disclosure, security, transfer, disposal and destruction of data, including Personal Data.

“Proposed Closing Statement” is defined in Section 3.6.2.

“R&W Insurance Policy” means the representation and warranty insurance policy that Parent intends to obtain with respect to this Agreement.

“R&W Insurer” means the insurer or other insurance provider that issues the R&W Insurance Policy.

“Real Property Leases” is defined in Section 4.10.1.

“Records” is defined in Section 6.4.1.

“Reference Time” means 11:59 pm (Eastern time) on the day immediately preceding the Closing Date.

“Remaining Escrow Funds” is defined in Section 3.7.1.

“Representative” means, with respect to any Person, any member, manager, partner, director, officer, employee, agent, consultant, advisor, lender, co-investor, investor or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Representative Expenses” is defined in Section 10.14.3.

“Representative Fund” is defined in Section 3.7.2.

“Representative Fund Amount” means Five Hundred Thousand Dollars ($500,000).

“Restricted Parent Common Stock” means any share of Parent Common Stock that is subject to vesting or otherwise subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code.

“Rollover Amount” means the aggregate portion of the Estimated Closing Merger Consideration that (i) the Rollover Participants will not receive as a result of the Rollover Transaction pursuant to the Rollover Agreements and (ii) the Vested Optionholders will not receive as a result of the receipt of the Stock Consideration payable pursuant to Section 3.2.1 (in each case, determined as though the Rollover Amount was not subtracted as part of the calculation of the Estimated Closing Merger Consideration).

“Rollover Participants” means, collectively, (a) the Unitholders that have entered into a Rollover Agreement on or prior to the date hereof and (b) any other Unitholders that enter into a Rollover Agreement prior to the Closing.

“Rollover Units” means each Unit (including any fractions thereof) to be contributed by a Rollover Participant to Parent pursuant to such Rollover Participant’s Rollover Agreement.

“Sanctioned Country” means a country or territory that is subject or target of comprehensive Sanctions (currently, the Crimea region of Ukraine, Cuba, Iran, North Korea, Syria and Venezuela).

“Sanctioned Person” means: (a) any person listed on any Sanctions-related list of designated or blocked persons, including any persons listed on the Specially Designated Nationals and Blocked Persons List maintained by the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or the Entity List maintained by the United States Department of Commerce’s Bureau of Industry and Security; (b) any person located, organized, or resident in a Sanctioned Country; or (c) any person owned or controlled by any of the foregoing.

“Sanctions” means all applicable economic or financial sanctions and trade embargoes of the United States (including those administered by OFAC), the United Nations Security Council, the European Union or the United Kingdom.

“Schedule” is defined in the preamble to Article 4.

“Securities Act” means the Securities Act of 1933, as amended.

“Series A-1 Preferred Units” means the Series A-1 Preferred Units of the Company.

“Series A-2 Preferred Units” means the Series A-2 Preferred Units of the Company.

“Spread Value” means, with respect to an Unvested Option (or portion thereof), an amount equal to the product of (x) the aggregate number of the Common Units subject to such Unvested Option (or portion thereof) immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Price Per Unit over the exercise price per Common Unit under such Option.

“Stock Consideration” means a number of shares of Parent Common Stock with a value equal to the difference between (x) $59,999,912.77 and (y) the aggregate portion of the Estimated Closing Merger Consideration determined pursuant to clause (i) of the definition of Rollover Amount, determined using the same price per share of Parent Common Stock used for purposes of the Rollover Transaction under the Rollover Agreements.

“Straddle Period” means any taxable period which begins on or before, and ends after, the Closing Date.

“Study Data Standards” means the Clinical Data Interchange Standards Consortium (“CDISC”) Standard for Exchange of Nonclinical Data, CDISC Study Data Tabulation Model, CDISC Analysis Data Model, and CDISC Case Report Tabulation Data Definition Specification.

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.

“Surviving Entity” is defined in Section 2.1.1.

“Tax” or “Taxes” means any federal, state, local, or foreign, income, gross receipts, payroll, employment, excise, stamp, franchise, profits, withholding, social security (or similar, including the Federal Insurance Contributions Act, as amended), unemployment, disability, escheat or unclaimed property, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax, fee, duties, assessment, deduction, withholding or other tax, charge, duty, fee or similar assessment in the nature of a tax imposed of any kind whatsoever imposed by a Governmental Authority, including any interest, penalty, or additions to tax imposed with respect thereto.

“Tax Proceeding” means any audit, assessment, examination, claim or other controversy or proceeding relating to Taxes or Tax Returns.

“Tax Return” means any return, declaration, report, or information return or statement relating to Taxes filed or required to be filed with any Governmental Authority reporting liability for any Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Date” is defined in Section 6.1.1.

“Transaction Expenses” means (a) all costs, fees and expenses incurred or payable by the Company or its Subsidiaries in connection with the negotiation, documentation or consummation of this Agreement, the Ancillary Agreements or any of the transactions contemplated hereby or thereby, or the solicitation of other potential buyers of the Company and its Subsidiaries or consideration of strategic alternatives, including (i) all brokerage fees, commissions, finders’ fees or financial advisory fees so incurred, including all such fees or commissions payable to Fairmount Partners and (ii) all fees and expenses of Cozen O’Connor and all other legal counsel, accountants, consultants and other experts and advisors so incurred, (b) all amounts owed pursuant to any management, monitoring, consulting, advisory or other agreement or arrangement with any direct or indirect equityholder or other Affiliate of the Company or any of its Subsidiaries, (c) all “single trigger” severance, payable in connection with the consummation of the transactions contemplated hereby, (d) any transaction bonuses, retention, change in control or other similar bonus payments to any employees of the Company or its Subsidiaries payable in connection with the consummation of the transactions contemplated hereby, (e) the employer’s portion of any payroll, employment, social security, Medicare, national insurance contributions, unemployment or other similar Taxes or similar obligations (determined without regard to whether the remittance of any such amounts to the applicable Governmental Authority has been deferred) or any “tax gross-up” payments attributable to any such payments associated with the amounts set forth in clauses (c) and (d) or attributable to the cancellation and/or cash-out of Options in connection with this Agreement, (f) fifty percent (50%) of all Transfer Taxes and (g) fifty percent (50%) of all fees and expenses of the Paying Agent relating to the Paying Agent Agreement and fifty percent (50%) of all fees and expenses of the Escrow Agent relating to the Escrow Agreement.

“Transfer Taxes” is defined in Section 6.7.2.

“Treasury Regulations” means the regulations promulgated under the Code.

“Unit Certificates” means certificates representing the Units.

“Unitholders” means the holders of issued and outstanding Units.

“Units” means, collectively, the Common Units, the Series A-1 Preferred Units and the Series A-2 Preferred Units.

“Unvested Option” means an in-the-money Option (or portion thereof) that is (i) outstanding as of immediately prior to the Effective Time and (ii) not a Vested Option.

“Unvested Optionholders” means the holders of Unvested Options.

“VWAP” means the volume weighted average price of a share of Parent Common Stock, as reported on Bloomberg, for the thirty (30) consecutive trading day period ending with the close of business on the NASDAQ stock exchange on the day immediately preceding the signing of this Agreement.

“Vested Option” means an in-the-money Option (or portion thereof) that is outstanding, vested and exercisable as of immediately prior to the Effective Time, after giving effect to any acceleration of vesting that occurs in connection with the consummation of the Merger, whether pursuant to the terms of such Option, pursuant to any other contract between the Company and the holder of such Option or at the discretion of the board of managers of the Company (or, if applicable, a committee thereof).

“Vested Optionholders” means the holders of Vested Options.

“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching party with the actual knowledge (and not constructive knowledge) that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.

“Working Capital” means (a) the current assets of the Company and its Subsidiaries (consisting only of the asset account line items specified as “Current Assets” on the Working Capital Calculation Schedule) minus (b) the current liabilities of the Company and its Subsidiaries (consisting only of the liability account line items specified as “Current Liabilities” on the Working Capital Calculation Schedule), in each case, determined on a consolidated basis in accordance with the Accounting Principles, calculated in accordance with the Working Capital Calculation Schedule (including the adjustments included therein) and calculated as of the Reference Time. Working Capital shall be calculated exclusive of amounts on the balance sheet with respect to Closing Cash, Excluded Cash, Closing Transaction Expenses, current or deferred Tax assets, current or deferred Income Tax liabilities and Debt of the Company and its Subsidiaries.

“Working Capital Calculation Schedule” means the illustrative calculation of Working Capital set forth on Exhibit B.

“Working Capital Target” means negative Four Million Eight Hundred Seventy Four Thousand Dollars (-$4,874,000).

1.2            Rules of Construction. For purposes of this Agreement, unless otherwise expressly specified herein, the words “hereof”, “herein”, “hereunder” and words of similar import will refer to this Agreement as a whole and not to any particular Section or provision of this Agreement, and reference to a particular Section of this Agreement will include all subsections thereof. The word “including” means including without limitation. Definitions will be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender will include each other gender. All references in this Agreement to any Section, Exhibit or Schedule will, unless otherwise specified, be deemed to be a reference to a Section, Exhibit or Schedule of or to this Agreement, in each case as such may be amended in accordance herewith. Any reference herein to “$” or “dollars” means United States dollars. Whenever this Agreement states that the Company has “made available” any document to Parent or Merger Sub, such statement means that such document was made available for viewing in the “virtual data room” for Project Puma hosted by Datasite at least forty eight (48) hours prior to the date hereof, or with the written confirmation of receipt from Parent or its counsel any time prior to the execution of this Agreement.

2.	THE MERGER

2.1            The Merger.

2.1.1         Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DLLCA, at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Merger, the separate existence of Merger Sub shall cease and the Company shall continue its existence as the surviving entity in the Merger (the “Surviving Entity”) and will continue to be governed by the laws of the State of Delaware. References to the “Company” in this Agreement shall mean and refer to the “Surviving Entity” following the Effective Time.

2.1.2         From and after the Effective Time, by virtue of the Merger and without any further action by any other Person, the Surviving Entity shall possess all the rights, powers, privileges and franchises, and be subject to all of the obligations, liabilities, restrictions, disabilities and duties of the Company and Merger Sub, in each case, to the fullest extent provided under the DLLCA.

2.2            Closing. The consummation of the Merger (the “Closing”) shall take place via the electronic exchange of documents on the third (3rd) Business Day immediately following the satisfaction or waiver of each of the conditions set forth in Section 7 (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions at the Closing), or at such other place, date and time as Parent and the Company may mutually agree in writing. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.

2.3            Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DLLCA, and shall make all other filings or recordings required under the DLLCA in connection with the Merger. The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such other subsequent date or time as Parent and the Company may agree in writing and specify in the Certificate of Merger in accordance with the DLLCA. The date and time when the Merger shall become effective is hereinafter referred to as the “Effective Time”.

2.4            Certificate of Formation of the Surviving Entity. At the Effective Time, the certificate of formation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety such that the Surviving Entity’s certificate of formation shall be substantially identical (except with respect to the name of the Company) to the certificate of formation of Merger Sub as in effect immediately prior to the Effective Time until thereafter changed or amended as provided therein or permitted by applicable Law.

2.5            Limited Liability Company Agreement of the Surviving Entity. At the Effective Time, the limited liability company agreement of Merger Sub as in effect immediately prior to the Effective Time shall become the Surviving Entity’s limited liability company agreement (except with respect to the name of the Company) until thereafter changed or amended as provided therein or pursuant to applicable Law.

2.6            Managers and Officers of the Surviving Entity. The managers of Merger Sub and the officers of Merger Sub immediately prior to the Effective Time shall become, from and after the Effective Time, the managers and officers, respectively, of the Surviving Entity, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal, in accordance with the organizational documents of the Surviving Entity and applicable Law.

3.	EFFECT OF THE MERGER; MERGER CONSIDERATION

3.1            Effect on Units. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, any Equityholder or any other Person:

3.1.1            Each Unit issued and outstanding immediately prior to the Effective Time (other than (x) any Units to be cancelled pursuant to Section 3.1.3 and (y) solely with respect to clause (a) below, the Rollover Units (the treatment of which is addressed in Section 3.8) shall, upon the terms and subject to the conditions of this Agreement, automatically be cancelled and converted into the right of the holder thereof to receive an amount in cash, without interest, equal to its respective portion of (1) the Estimated Closing Merger Consideration and (2) the Additional Merger Consideration (if any), determined as if all such amounts were distributed to the Equityholders with respect to all applicable Company Equity Interests pursuant to and in accordance with the Company Operating Agreement, which amounts shall be set forth in the Payout Schedule. As of the Effective Time, each Unit (other than the Rollover Units) shall cease to exist and shall no longer be outstanding, and each holder thereof shall cease to have any rights with respect thereto, except the right to receive the amounts, if any, contemplated by this Section 3.1.1, in accordance with this Agreement. Each of the payments to be made pursuant to and in accordance with this Section 3.1.1 shall be calculated and paid in accordance with the Payout Schedule.

3.1.2            Each membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one membership interest of the Surviving Entity.

3.1.3            Each Unit that is issued and outstanding immediately prior to the Effective Time and that is held by the Company shall automatically be cancelled and retired and shall cease to exist without payment of any consideration with respect thereto.

3.2            Effect on Options. Except as agreed to in writing prior to the Effective Time by the Company or Parent (or one of Parent’s Affiliates), on the one hand, and the applicable holder of Options, on the other hand, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, any Equityholder or any other Person:

3.2.1            Each Option that is as of the Effective Time, a Vested Option shall, upon the terms and subject to the conditions of this Agreement, automatically be cancelled and converted into the right of the holder thereof to receive an amount in cash, without interest, equal to its respective portion of (a) the Estimated Closing Merger Consideration, (b) the Stock Consideration and (c) the Additional Merger Consideration (if any), determined as if all such amounts were distributed to the Equityholders with respect to all applicable Company Equity Interests pursuant to and in accordance with the Company Operating Agreement, which amounts shall be set forth in the Payout Schedule, in each case less any applicable withholding required by applicable Law.

3.2.2            As of the Effective Time, each Unvested Option shall automatically and without any required action on the part of any holder or beneficiary thereof, be cancelled in exchange for (a) a number of shares of Restricted Parent Common Stock equal to (x) the Spread Value divided by (y) the VWAP (rounded down to the nearest whole share of Parent Common Stock) and (b) an amount in cash, without interest, equal to its respective portion of the Additional Merger Consideration (if any), determined as if all such amounts were distributed to the Equityholders with respect to all applicable Company Equity Interests pursuant to and in accordance with the Company Operating Agreement, which amounts shall be set forth in the Payout Schedule and less any withholding required by applicable Law. Each share of Restricted Parent Common Stock shall be subject to the same vesting and forfeiture terms and conditions as were applicable to the corresponding Option immediately before the Effective Time.

3.2.3            Prior to the Effective Time, the Company shall, subject to and conditioned upon the Effective Time, take all actions required pursuant to the Equity Incentive Plan and the applicable award agreements pursuant to which any Options were granted to effectuate the treatment of Options as contemplated by this Section 3.2.

3.3            Closing Payments and Deliveries.

3.3.1            Parent Closing Payments and Deliveries.

(a)            At the Closing, Parent shall:

(i)	pay (or cause to be paid) to an account designated in writing by the Paying Agent prior to the Closing Date, by wire transfer of immediately available funds, an amount equal to the aggregate Estimated Closing Merger Consideration with respect to the Units (other than any Units being cancelled pursuant to Section 3.1.3 and the Rollover Units) under Section 3.1.1(a) (the “Payment Fund”), for further distribution by the Paying Agent to the Equityholders in accordance with the Payout Schedule pursuant to the terms of this Agreement and the Paying Agent Agreement;

(ii)	pay (or cause to be paid) to an account designated in writing by the Company at least three (3) Business Days prior to the Closing Date, by wire transfer of immediately available funds, an amount equal to the aggregate Estimated Closing Merger Consideration payable with respect to Vested Options under Section 3.2.1, for further distribution by the Company to the Vested Optionholders in accordance with the Payout Schedule pursuant to the terms of this Agreement;

(iii)	issue (or cause to be issued) to each Vested Optionholder such Vested Optionholder’s portion of the Stock Consideration (rounded down to the nearest whole share) in accordance with the Payout Schedule pursuant to the terms of this Agreement;

(iv)	pay (or cause to be paid) to one or more accounts designated in invoices provided by Company at least three (3) Business Days prior to the Closing Date, by wire transfer of immediately available funds, such amounts provided in such invoices to satisfy the Closing Transaction Expenses;

(v)	deposit (or cause to be deposited) to an account designated in writing by the Escrow Agent prior to the Closing Date, by wire transfer of immediately available funds, an amount equal to the Escrow Amount, to be held by the Escrow Agent pursuant to the terms of the Escrow Agreement and to be disbursed by the Escrow Agent pursuant to the terms of the Escrow Agreement and this Agreement;

(vi)	deposit (or cause to be deposited) to an account designated in writing by the Equityholder Representative prior to the Closing Date, by wire transfer of immediately available funds, an amount equal to the Representative Fund Amount, to be held and disbursed by the Equityholder Representative in accordance with this Agreement;

(vii)	deliver to the Company a certificate, dated as of the Closing Date and signed on behalf of Parent and Merger Sub by a duly authorized officer of Parent and Merger Sub, certifying to the effect that the conditions set forth in Sections 7.3.1 and 7.3.2 have been satisfied; and

(viii)	deliver to the Company a copy of the Escrow Agreement and the Paying Agent Agreement, executed by each party thereto other than the Equityholder Representative.

(b)            Immediately following the Closing, Parent shall deliver the Restricted Parent Common Stock, as determined pursuant to Section 3.2.2, to the Unvested Optionholders.

3.3.2            Closing Deliveries.

(a)            At the Closing, the Company shall:

(i)	deliver to Parent a certificate, dated as of the Closing Date and signed on behalf of the Company by a duly authorized officer of the Company, certifying to the effect that the conditions set forth in Sections 7.2.1, 7.2.2 and 7.2.3 have been satisfied;

(ii)	deliver to Parent a copy of the Escrow Agreement and the Paying Agent Agreement, executed by the Equityholder Representative; and

(b)            At the Closing, the Company shall, on behalf of each Equityholder, deliver to Parent a fully and correctly completed and executed IRS Form W-9.

3.4            Surrender and Payment Procedures.

3.4.1            As soon as reasonably practicable following the date of this Agreement and prior to the Effective Time, Parent shall appoint the Paying Agent to receive the Payment Fund and act as paying agent for purposes of the Merger pursuant to the terms of the Paying Agent Agreement. The Payment Fund shall not be used for any purpose except as set forth in this Agreement and the Paying Agent Agreement and shall be invested by the Paying Agent in accordance with the Paying Agent Agreement. No losses in the Payment Fund shall affect the consideration payable pursuant to the terms of this Agreement and Parent shall promptly provide, or cause to be provided, additional funds to the Paying Agent for the benefit of the Equityholders in the amount of any such losses.

3.4.2            As soon as reasonably practicable following the date of this Agreement, and in any event at least five (5) Business Days prior to the date on which the Effective Time occurs, Parent shall cause the Paying Agent to mail or otherwise deliver to each Unitholder (a) a letter of transmittal in the form agreed by the parties prior to the Closing (the “Letter of Transmittal”) for use in effecting the surrender of the Unit Certificate(s) with respect to such Unitholder’s Units (if any) and (b) instructions for use in effecting the delivery of such Letter of Transmittal in exchange for the right to receive consideration pursuant to Section 3.1.1 of this Agreement. From and after the Effective Time, upon surrender to the Paying Agent of the Unit Certificate(s) with respect to such Units (if any) (or affidavits in accordance with Section 3.4.3) and delivery of a validly executed Letter of Transmittal, duly completed in accordance with the instructions thereto, the Paying Agent shall pay from the Payment Fund to such Unitholder, or as otherwise directed in the Letter of Transmittal, the consideration payable pursuant to Section 3.1.1 of this Agreement; provided, that Parent shall request the Paying Agent to make such payment on the Closing Date to each Unitholder who has delivered such documentation to the Paying Agent at least two (2) Business Days prior to the Closing Date.

3.4.3            If any Unit Certificate has been lost, stolen or destroyed, upon delivery of a duly executed Letter of Transmittal and the making of an affidavit of that fact by the Person claiming such Unit Certificate to be lost, stolen or destroyed, the Paying Agent will pay to such Person, in exchange for each of the Units represented by such lost, stolen or destroyed Unit Certificate, the consideration payable pursuant to Section 3.1.1 of this Agreement, to be paid as provided in this Agreement and the Paying Agent Agreement. None of Parent, the Surviving Entity, their Affiliates or the Paying Agent will be liable to any former Equityholder for any portion of the Payment Fund delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

3.4.4            Following the end of the twelve (12)-month period beginning on the Closing Date, Parent shall be entitled to require the Paying Agent to deliver to the Surviving Entity any funds in the Payment Fund which had been made available to the Paying Agent and not disbursed to the Unitholders (including all interest and other income then held by the Paying Agent in respect of all funds made available to it), and thereafter each Unitholder who has not then received the consideration payable pursuant to Section 3.1.1 of this Agreement shall look only to the Surviving Entity (as general creditors thereof) for payment of such consideration.

3.5            No Further Transfers. As of and after the Effective Time there shall be no further registration of transfers on the books of the Surviving Entity of the Units that were outstanding immediately prior to the Effective Time. All Unit Certificates (if any) presented to the Paying Agent, as contemplated by Section 3.4, shall be cancelled upon such presentment.

3.6            Closing Estimates; Merger Consideration Adjustment.

3.6.1            Estimated Closing Statement. At least five (5) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent a statement (the “Estimated Closing Statement”) setting forth in reasonable detail the Company’s good faith estimated calculations of:

(a)            (i) the Closing Cash (the “Estimated Closing Cash”), (ii) the Working Capital (the “Estimated Working Capital”), (iii) the Closing Debt (the “Estimated Closing Debt”), (iv) the Closing Transaction Expenses (the “Estimated Closing Transaction Expenses”) and (v) the resulting Estimated Closing Merger Consideration based upon such estimates;

(b)            a schedule (the “Payout Schedule”) showing, with respect to each Equityholder: (i) the name, address and email address (if available) of such Equityholder; (ii) whether such Equityholder is a current or former employee of the Company; (iii) the number and type of Units (including each class or series thereof) and/or Options held by such Equityholder; (iv) the number and type of any such Units that are Rollover Units; and (v) the amount of consideration that such Equityholder is entitled to receive pursuant to Section 3.1 and/or Section 3.2, as applicable, including such Equityholder’s allocation of each of the Estimated Closing Merger Consideration, the Stock Consideration, the Escrow Amount, the Representative Fund Amount in respect of such Equityholder’s Units and/or Options, as applicable.

The Estimated Closing Statement will be prepared in accordance with the Accounting Principles. Parent and Merger Sub shall be entitled to rely upon the calculations set forth in the Estimated Closing Statement, including the Payout Schedule, with respect to the foregoing clauses (a) and (b) and the payments to be made at the Closing in connection therewith pursuant to this Agreement and shall not have any liability to any Equityholder with respect to any claim that such calculations or the amounts payable pursuant to this Agreement are incomplete or inaccurate. The Company shall consider in good faith any revisions to the Estimated Closing Statement reasonably proposed by Parent prior to the Closing Date and will re-issue the Estimated Closing Statement with any such revisions that the Company has determined in good faith are appropriate after such consideration, and shall cooperate in good faith to answer any questions and resolve any issues or disagreements raised by Parent and its Representatives in connection with their review of the Estimated Closing Statement prior to the Closing; provided, that to the extent the Parties, acting reasonably and in good faith, are unable to resolve any such issues or disagreements prior to the Closing, the estimates as proposed by the Company in the Estimated Closing Statement shall be used to calculate the Estimated Closing Merger Consideration.

Attached hereto as Exhibit C is a hypothetical and illustrative statement containing the information required to be set forth in the Payout Schedule (the “Illustrative Payout Schedule”) in accordance with the terms hereof; provided, that any amounts set forth in the Illustrative Payout Schedule shall be deemed to be provided strictly for illustrative purposes and are the Company’s good faith estimates of such amounts as of such date.

3.6.2            Proposed Closing Statement. As promptly as possible and in any event within ninety (90) days after the Closing Date, Parent shall prepare or cause to be prepared, and will provide to the Equityholder Representative, a written statement (the “Proposed Closing Statement”) setting forth in reasonable detail its good faith proposed final determinations of (a) the Closing Cash, (b) the Working Capital, (c) the Closing Debt, (d) the Closing Transaction Expenses and (e) the resulting Final Closing Merger Consideration based upon such amounts. The Proposed Closing Statement will be prepared in accordance with the Accounting Principles. The Equityholder Representative and its Representatives shall have reasonable access, during regular business hours, upon reasonable advance notice, to the personnel, books, records, documents, work papers and other information of Parent, the Surviving Entity and their Subsidiaries for purposes of assisting the Equityholder Representative and its Representatives in their review of the Proposed Closing Statement.

3.6.3            Dispute Notice. The Proposed Closing Statement (and the proposed final determinations of the Closing Cash, Working Capital, Closing Debt, Closing Transaction Expenses and the Final Closing Merger Consideration reflected thereon) will be final, conclusive and binding on the Parties unless the Equityholder Representative provides a written notice (a “Dispute Notice”) to Parent no later than within thirty (30) days after delivery to the Equityholder Representative of the Proposed Closing Statement. Any Dispute Notice must set forth in reasonable detail those items and amounts to which the Equityholder Representative objects. Any item or amount as to which no dispute is raised in the Dispute Notice will be final, conclusive and binding on the Parties.

3.6.4            Resolution of Disputes. Parent and the Equityholder Representative will negotiate in good faith to resolve any disputed items raised in the Dispute Notice, but if Parent and the Equityholder Representative do not reach a final resolution on any disputed items raised in the Dispute Notice within thirty (30) days after Parent’s receipt of the Dispute Notice, Parent and the Equityholder Representative will submit their final calculations of the remaining items in dispute to a nationally recognized independent accounting firm jointly selected and engaged by Parent and the Equityholder Representative ) (the “Independent Accountant”). The Independent Accountant, acting as an expert (and not as an arbitrator), shall consider only those remaining disputed items (and no other matters) and the scope of the disagreements to be resolved by the Independent Accountant shall be limited to fixing mathematical errors and determining whether the items that remain in dispute were determined in accordance with the terms and provisions of this Agreement. The Independent Accountant shall review such final calculations submitted by Parent and the Equityholder Representative, and issue a written report setting forth, with respect to each such disputed item, the Independent Accountant’s determination as to the correct amount of each such item in accordance with this Agreement, and based on such amounts, the Final Closing Merger Consideration; provided, that the Independent Accountant’s determinations will in no event result in any element of the Final Closing Merger Consideration being greater than the higher of the values assigned thereto by Parent and the Equityholder Representative or lesser than the lower of the values assigned thereto by Parent and the Equityholder Representative. Parent, the Surviving Entity and their Subsidiaries, on the one hand, and the Equityholder Representative, on the other hand, will make available to the Independent Accountant, during regular business hours and upon reasonable advance notice, all relevant personnel, books, records and work papers relating to the calculations submitted as reasonably requested by the Independent Accountant. The decision of the Independent Accountant will be made within thirty (30) days after the Independent Accountant is engaged, or as soon thereafter as reasonably practicable, and in the absence of fraud or manifest error, will be final, conclusive and binding on the Parties, and judgment thereon may be entered by any court of competent jurisdiction. Parent, on the one hand, and the Equityholder Representative (on behalf of the Equityholders and subject to Section 10.14.3), on the other hand, shall bear that percentage of the fees and expenses of the Independent Accountant equal to the proportion of the total dollar value of all disputed items submitted to the Independent Accountant that is determined in favor of the other party by the Independent Accountant. By way of example, if Parent has taken the position that the Working Capital was $1,000,000 less than the Estimated Working Capital and the Equityholder Representative has taken the position that Working Capital was $500,000 greater than the Estimated Working Capital, and the Independent Accountant finally determines that Working Capital was equal to Estimated Working Capital, then Parent shall pay two-thirds of the fees and expenses of the Independent Accountant and the Equityholder Representative (on behalf of the Equityholders and subject to Section 10.14.3) shall pay one-third of the fees and expenses of the Independent Accountant.

3.6.5            Merger Consideration Adjustment. As used herein, the “Final Closing Merger Consideration” shall mean (A) if a Dispute Notice is not delivered within the thirty (30) day period provided in Section 3.6.3, the Final Closing Merger Consideration reflected in the Proposed Closing Statement as prepared by Parent or (B) if such a Dispute Notice is delivered within the thirty (30) day period provided in Section 3.6.3, the Final Closing Merger Consideration as finally determined pursuant to Section 3.6.4 reflecting (x) any adjustments agreed to in writing by Parent and the Equityholder Representative with respect to any matters raised in the Dispute Notice that are resolved by agreement of Parent and the Equityholder Representative and (y) any adjustments made pursuant to the decision of the Independent Accountant with respect to any matters raised in the Dispute Notice that are resolved by the Independent Accountant in accordance with Section 3.6.4. If the Final Closing Merger Consideration differs from the Estimated Closing Merger Consideration set forth in the Estimated Closing Statement, within five (5) Business Days following the determination of the Final Closing Merger Consideration:

(a)            if the Final Closing Merger Consideration exceeds the Estimated Closing Merger Consideration (the lesser of such excess and the Escrow Amount, the “Positive Adjustment Amount”), then Parent shall pay, by wire transfer of immediately available funds, (a) to the Paying Agent for the benefit of each Unitholder, such Unitholder’s allocation of the Positive Adjustment Amount in respect of such Unitholder’s Units in accordance with the Payout Schedule and the terms of this Agreement, (b) to the Surviving Entity for the benefit of each holder of Vested Options, such holder’s allocation of the Positive Adjustment Amount in respect of such holder’s Vested Options in accordance with the Payout Schedule and the terms of this Agreement (to be paid to such holders of Vested Options, less any withholding required by applicable Law, in the first payroll distribution after such amount has become due and payable). To the extent the Final Closing Merger Consideration exceeds the Estimated Closing Merger Consideration by more than the Escrow Amount (such excess, the “Overage Amount”), no payment shall be required in respect of such Overage Amount and no claim by the Equityholder Representative, the Equityholders or any other Equityholder Related Party for payment of any Overage Amount will be asserted against Parent, the Parent Related Parties or any other Person; and

(b)            if the Estimated Closing Merger Consideration exceeds the Final Closing Merger Consideration (such excess, the “Negative Adjustment Amount”), then Parent and the Equityholder Representative shall direct the Escrow Agent, pursuant to joint written instructions, to pay to Parent out of the Escrow Fund, the Negative Adjustment Amount. To the extent the Negative Adjustment Amount exceeds the amount of the Escrow Fund, no further payment shall be required in respect of such excess. The Escrow Fund shall be the sole and exclusive source of recovery with respect to any Negative Adjustment Amount, and no Equityholder or any other Person shall have any other liability with respect to any Negative Adjustment Amount. For the avoidance of doubt, and without limiting the generality of the foregoing, the dispute resolution provisions provided for in this Section 3.6 shall be the exclusive remedy for the matters addressed (or that could be addressed) by this Section 3.6 and no claim by Parent or any of its Affiliates for payment of any Negative Adjustment Amount will be asserted against any of the Equityholders or the Equityholder Representative.

3.7            Escrow Fund and Representative Fund.

3.7.1            The Escrow Amount, and all interest and other amounts earned thereon (the total of such amounts in the account, at any given time, the “Escrow Fund”), will be held by the Escrow Agent pursuant to the Escrow Agreement for the purpose of paying any amounts due to Parent pursuant to Section 3.6.5. Parent shall be treated as the owner of the Escrow Fund (and related interest and earnings) for Income Tax purposes until such amounts are released. Promptly following the determination of the Final Closing Merger Consideration pursuant to Section 3.6.5, Parent and the Equityholder Representative shall direct the Escrow Agent, pursuant to joint written instructions, to release any portion of the Escrow Fund not paid to Parent pursuant to Section 3.6.5 (the “Remaining Escrow Funds”), by wire transfer of immediately available funds out of the Escrow Fund (a) to the Paying Agent, for further distribution to the Unitholders their respective allocations of the Remaining Escrow Funds in respect of their respective Units in accordance with the Payout Schedule and the terms of this Agreement and (b) to the Surviving Entity, for further distribution to the holders of Vested Options their respective allocations of the Remaining Escrow Funds in respect of their respective Vested Options in accordance with the Payout Schedule and the terms of this Agreement, less any withholding required by applicable Law, via the applicable employer entity’s payroll system in the first payroll distribution after such amount has become due and payable.

3.7.2            The Representative Fund Amount (the “Representative Fund”) will be held by the Equityholder Representative for the purpose of paying, or providing reimbursement of, Representative Expenses incurred by the Equityholder Representative as contemplated by Section 10.14. The Equityholders will not receive any interest or earnings on the Representative Fund Amount and irrevocably transfer and assign to the Equityholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Equityholder Representative will not be liable for any loss of principal of the Representative Fund Amount other than as a result of its fraud, bad faith, gross negligence or willful misconduct. The Equityholder Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. For all Tax purposes, the Representative Fund shall be treated as having been received and voluntarily set aside by the Equityholders at the time of Closing, after any withholding required by applicable Law. Any release of the Representative Fund shall be made to the Paying Agent, for further distribution to the Equityholders in accordance with their respective allocations thereof in accordance with the Payout Schedule and the terms of this Agreement.

3.7.3            Any release of the Remaining Escrow Funds pursuant to Section 3.7.1 and of the Representative Fund pursuant to Section 3.7.2, in each case, to the Equityholders shall be net of any Transaction Expenses (which shall be settled concurrent with such release) that are incurred as a result of such release.

3.8            Rollover. As an integral part of the transactions contemplated by this Agreement, the Rollover Participants have entered into, or will enter into, as applicable, one or more agreements (collectively, the “Rollover Agreements”), pursuant to which, on the terms and subject to the conditions set forth herein and therein, (i) such Rollover Participants will contribute their respective Rollover Units to Parent in exchange for shares of Parent Common Stock, (ii) effective as of the Effective Time, none of the Rollover Units or shares of Parent Common Stock received in exchange for such Rollover Units, in each case, shall be converted into the right to receive any portion of the Closing Merger Consideration and (iii) such Rollover Participants will have a right to receive, in respect of such Rollover Units, such Rollover Participants’ respective allocations of the Additional Merger Consideration (if any) to be made to the Equityholders in accordance with this Agreement, including the Payout Schedule, and the Escrow Agreement, as applicable. The transactions contemplated by the Rollover Agreements, including the transactions referred to in the foregoing sentence, are referred to herein, collectively, as the “Rollover Transaction.” As a material inducement to the parties hereto to consent to the Rollover Transaction, notwithstanding anything herein to the contrary, each of Parent, Merger Sub, the Company and the Equityholder Representative acknowledges and agrees that no representation, warranty, covenant or agreement of any party hereto shall be deemed untrue or not performed solely to the extent resulting directly from the consummation of the Rollover Transaction.

3.9            Withholding. Parent, the Surviving Entity, the Paying Agent, the Escrow Agent and any other applicable withholding agent shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement or any Ancillary Agreement to any Person such amounts as such party is required to deduct and withhold, including pursuant to Section 1446(f) of the Code, with respect to the making of such payment under the Code and the rules and Treasury Regulations promulgated thereunder, or any provision of state, local, or foreign Tax Law, and pay such withheld amounts over to the appropriate Governmental Authority. To the extent that amounts are so deducted and withheld by any Party and timely paid to the appropriate Governmental Authority in accordance with applicable Law, such withheld amounts shall be treated for all purposes of this Agreement and the Ancillary Agreements as having been paid to the Person in respect of which such deduction and withholding was made. All compensatory amounts subject to payroll reporting and withholding payable pursuant to or as contemplated by this Agreement, including all such amounts payable hereunder with respect to Vested Options, shall be payable through the applicable employer entity’s payroll system as soon as reasonably practicable after such amount has become due and payable hereunder.

3.10           Treatment of Additional Amounts.      Payments of the Additional Merger Consideration pursuant to Sections 3.6.5, 3.7.1, or 3.7.2 shall be treated as adjustments to the purchase price for U.S. federal, state, and local Income Tax purposes, except to the extent otherwise required by applicable Law.

4.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the disclosure schedules to this Agreement delivered by the Company to Parent and Merger Sub in connection with the execution of this Agreement (each, a “Schedule” and collectively, the “Disclosure Schedules”), which qualify the representations and warranties contained in this Article 4 in the manner provided in Section 10.9, the Company hereby represents and warrants to Parent and Merger Sub as follows:

4.1            Organization; Qualification. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation, formation, or organization. Each of the Company and its Subsidiaries has all requisite limited liability company or other applicable power and authority to own, lease, and operate its properties, rights and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing, or operation of its assets, rights or properties or conduct of its business requires such qualification, except where the failure to have such power and authority or to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. True, complete and correct copies of the certificate of formation, limited liability company agreement, operating agreement, certificate of incorporation, bylaws (or other comparable formation, organizational or governing documents) of the Company and each of its Subsidiaries have been made available to Parent, including all amendments thereto, and neither the Company nor any of its Subsidiaries is in violation of any such formation, organizational or governing documents.

4.2            Power and Authority. The Company has the limited liability company power and authority to execute and deliver this Agreement and the Ancillary Agreements to which the Company will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to which the Company will be a party, the performance by the Company of its obligations hereunder and thereunder, and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by the board of managers of the Company and, other than obtaining the Equityholder Approval, no other limited liability company proceedings on the part of the Company are necessary to consummate the transactions contemplated hereby and thereby. This Agreement has been, and the Ancillary Agreements to which the Company will be a party will be, duly executed and delivered by the Company and, assuming receipt of the Equityholder Approval and the due and valid authorization, execution, and delivery hereof by Parent and Merger Sub, constitutes (or, in the case of the Ancillary Agreements to which the Company will be a party, will constitute) a valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally or by general principles of equity, whether such enforceability is considered in a proceeding in equity or at law.

4.3            Authorization of Governmental Authorities. Except for compliance with the HSR Act, as set forth on Schedule 4.3 or filing of the Certificate of Merger with the Secretary of State of the State of Delaware, the execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby by the Company will not, require any Order or Permit of, filing with or notification to, or approval or other action by, any Governmental Authority, in each case, except for such items that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.4            Noncontravention. Except as set forth on Schedule 4.4, and solely with respect to clauses (b) and (d), assuming that the filings, notifications or approvals referred to in Section 4.3 have been made or obtained (to the extent required prior to the Closing), neither the execution and delivery of this Agreement and the Ancillary Agreements by the Company nor the consummation of the transactions contemplated hereby and thereby by the Company will (a) violate any provision of the Company Operating Agreement or any other organizational or governing documents of the Company or any of its Subsidiaries, (b) violate any Law, Privacy Requirement, Order or Permit applicable to the Company or any of its Subsidiaries or any of their respective properties, rights, or assets, (c) with or without the giving of notice or the lapse of time or both, result in a breach of, constitute a default under, result in the termination of or a right of termination or cancellation under, give rise to the loss of any benefit or requirement to make any payment to any Person under, require any consent, notice or waiver of any Person under, or accelerate the performance of any obligation required by, any Material Contract to which the Company or any of its Subsidiaries is a party, or (d) result in the creation of any Lien (other than Permitted Liens) upon any properties, rights or assets of the Company or any of its Subsidiaries, except, in the case of the foregoing clauses (b), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.5            Capitalization; Subsidiaries.

4.5.1            As of the date hereof, there are (i) 10,300,000 Common Units issued and outstanding, (ii) 100 Series A-1 Preferred Units issued and outstanding, (iii) 2,500,000 Series A-2 Preferred Units issued and outstanding and (iv) 1,275,000 Options issued and outstanding. Schedule 4.5.1 sets forth a complete and correct list as of the date hereof of (a) each record holder of outstanding Units and the number and class of Units held by each such holder, and (b) with respect to each award of Options that is outstanding, the holder of such award, the number of shares of Common Units subject to such award, the exercise price per Unit, the date of grant and the vesting schedule with respect thereto. Except as described in the first sentence of this Section 4.5.1, as of the date hereof, there are no authorized, issued, or outstanding Equity Interests of the Company. All Equity Interests of the Company have been duly and validly authorized and are validly issued, fully paid, and non-assessable, are free and clear of all Liens (other than Permitted Liens), were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right and were issued in compliance with all applicable securities Laws.

4.5.2            Schedule 4.5.2 sets forth a complete and correct list of each Subsidiary of the Company as of the date hereof, the jurisdiction of organization of each such Subsidiary, the authorized and issued Equity Interests of each such Subsidiary and the owners thereof. There are no authorized, issued or outstanding Equity Interests of any Subsidiary of the Company as of the date hereof which are not described in Schedule 4.5.2. All outstanding Equity Interests of the Company’s Subsidiaries have been duly and validly authorized and are validly issued, fully paid, and non-assessable, are free and clear of any Liens (other than Permitted Liens), were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right and were issued in compliance with all applicable securities Laws.

4.5.3            Except for the Options set forth on Schedule 4.5.1, there are no issued, reserved for issuance, outstanding or authorized options, warrants, calls, puts, rights, convertible or exchangeable securities, commitments, contracts or agreements of any character, written or oral, to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, deliver, sell, transfer, dispose of, acquire, repurchase or redeem, or cause to be issued, delivered, sold, transferred, disposed of, acquired, repurchased or redeemed, any Equity Interests of the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, put, right, convertible or exchangeable security, commitment, contract or agreement. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company or any of its Subsidiaries (whether payable in shares, cash or otherwise). Neither the Company nor any of its Subsidiaries has any authorized or outstanding bonds, debentures, notes or other Debt the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the Equityholders or holders of Equity Interests of the Company’s Subsidiaries on any matter. Except for the Company Operating Agreement, there are no voting trusts, proxies, contracts or other agreements or understandings with respect to the ownership, governance or voting of any Equity Interests of the Company or any of its Subsidiaries, and there are no agreements to which the Company or any of its Subsidiaries is a party or otherwise bound relating to the registration, sale or transfer (including agreements relating to rights of first refusal, rights of first offer, preemptive rights, co-sale rights, “tag-along” rights or “drag-along” rights) of any Equity Interests of the Company or any of its Subsidiaries.

4.5.4            Except for the Company’s Subsidiaries set forth on Schedule 4.5.2, neither the Company nor any of its Subsidiaries owns any Equity Interests of any other Person or has any obligation or liability regarding the making of any investment (in the form of a loan, capital contribution, or otherwise) in any other Person.

4.5.5            Each Option was granted under the Equity Incentive Plan, in compliance with the requirements of applicable Law, with an exercise price at least equal to the fair market value of a Unit on the date of grant as determined in compliance with Section 409A of the Code and the terms of the Equity Incentive Plan.

4.6            Financial Statements.

4.6.1            Attached as Schedule 4.6.1 are true, complete and correct copies of (a) the unaudited, consolidated balance sheet of the Company as of June 30, 2021 (respectively, the “Most Recent Balance Sheet” and the “Most Recent Balance Sheet Date”), and the related unaudited, consolidated statements of operations, comprehensive income (loss), members’ equity and cash flows of the Company for the six (6)-month period then ended (collectively, the “Unaudited Financial Statements”), and (b) the audited, consolidated balance sheets of the Company as of December 31, 2020 and December 31, 2019, and the related audited, consolidated statements of operations, comprehensive income (loss), members’ equity and cash flows of the Company for the fiscal years then ended (collectively, the “Audited Financial Statements” and together with the Unaudited Financial Statements, the “Financial Statements”).

4.6.2            The Financial Statements, including any footnotes thereto, (a) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries and the consolidated results of operations and cash flows of the Company and its Subsidiaries as of the respective dates thereof and for the periods covered thereby and (b) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, subject, in the case of the Unaudited Financial Statements, to normal year-end adjustments (which are not materially adverse, individually or in the aggregate) and the absence of notes.

4.6.3            Except as otherwise disclosed in the Financial Statements or as required by GAAP, since December 31, 2019, the Company has not made any material change in any method of accounting, accounting practice or policy or any internal control over financial reporting.

4.6.4            Neither the Company nor any of its Subsidiaries has applied for a loan, loan guarantee, direct loan (as that term is defined in the CARES Act) or other investment, or to receive any financial assistance or relief (howsoever defined) under any program or facility (collectively “Financial Assistance”) that (a) is established under applicable law, including, without limitation, the CARES Act or Section 13(3) of the Federal Reserve Act, and (b) (i) requires under applicable Law (or any regulation, guidance, interpretation or other pronouncement of a Governmental Authority with jurisdiction over such program or facility), as a condition of such Financial Assistance, that the Company or such Subsidiary agree, attest, certify or warrant that it has not, as of the date specified in such condition, repurchased, or will not repurchase during a specified period, any equity security of the Company or of any affiliate of the Company, and/or that it has not, as of the date specified in such condition, made a dividend or other capital distribution or will not make a dividend or other capital distribution during a specified period, or (ii) where the terms of this Agreement or any Ancillary Agreement would cause the Company or such Subsidiary under any circumstances to fail to satisfy any condition for application for or receipt or retention of such Financial Assistance.

4.7            No Undisclosed Liabilities. Except as set forth on Schedule 4.7, neither the Company nor any of its Subsidiaries has any liabilities of a type required to be set forth, reflected on or reserved against on a balance sheet prepared in accordance with GAAP, other than (a) liabilities set forth, reflected on or reserved against in the Unaudited Financial Statements, (b) liabilities incurred in the ordinary course of business consistent with past practice since the Most Recent Balance Sheet Date, (c) liabilities arising or resulting from an existing contract (other than with respect to breaches, defaults, indemnification claims, tort, infringement or violation of Law arising or resulting therefrom) of the Company or any of its Subsidiaries, and (d) liabilities which would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

4.8            Absence of Certain Developments.

4.8.1            From December 31, 2020 through the date of this Agreement, there has not been any Effect that has had a Material Adverse Effect.

4.8.2            From the Most Recent Balance Sheet Date through the date of this Agreement, (a) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course in all material respects (aside from steps taken in contemplation of the transactions contemplated hereby) and (b) except as set forth on Schedule 4.8, the Company and its Subsidiaries have not taken any action that would have required the consent of Parent under Section 6.1.2 if such action had been taken after the date of this Agreement and prior to the Closing.

4.9            Assets. Except as would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, the Company or one of its Subsidiaries has good and marketable title to, or, in the case of property held under a lease or other contractual obligation, a valid leasehold interest in, or the right to use and otherwise commercially exploit, all of the properties, rights and assets, whether real or personal, that are used by the Company and its Subsidiaries in their respective businesses. None of the real or personal property owned by the Company or any of its Subsidiaries is subject to any Lien (other than a Permitted Lien). Notwithstanding the foregoing, the provisions of this Section 4.9 shall not constitute any representations or warranties with respect to any infringement of third party Intellectual Property.

4.10            Real Property.

4.10.1            Schedule 4.10.1 sets forth (a) a complete and correct list of the addresses of all real property leased, subleased, or licensed by, or for which a right to use or occupy has been granted to, the Company or any of its Subsidiaries (the “Leased Real Property”) and (b) with respect to each Leased Real Property, each lease, sublease, license, or other contract under which such Leased Real Property is occupied or used and to which the Company or any of its Subsidiaries is a party (the “Real Property Leases”). Neither the Company nor any of its Subsidiaries owns any interest of any kind in any real property. The Company or one of its Subsidiaries has a valid and enforceable leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property, subject to no Liens other than Permitted Liens.

4.10.2            There are no subleases, licenses, concessions, occupancy agreements, or other contracts to which the Company or any of its Subsidiaries is a party granting to any Person (other than the Company or one of its Subsidiaries) the right of use or occupancy of the Leased Real Property and there is no Person (other than the Company or one of its Subsidiaries) in possession of the Leased Real Property.

4.11            Intellectual Property.

4.11.1            Schedule 4.11.1 sets forth, as of the date hereof, the following: (a) all registered Trademarks and applications to register Trademarks; (b) all issued Patents and Patent applications; (c) all registered Copyrights; and (d) all domain names and social or mobile media accounts, in each case, owned or purported to be owned, in whole or in part, by the Company or one of its Subsidiaries (the foregoing, collectively, the “Company Registered Intellectual Property”). The Company or one of its Subsidiaries exclusively owns each item of Company Registered Intellectual Property and its material proprietary unregistered Intellectual Property, in each case free and clear of all Liens (other than Permitted Liens), and all of such items are subsisting, unexpired, and, to the Knowledge of the Company, valid and enforceable.

4.11.2            The Company and its Subsidiaries have taken commercially reasonable measures to (i) protect and maintain the Company’s and its Subsidiaries’ Trade Secrets, (ii) protect and maintain the confidentiality, security, integrity, redundancy and continuous operation of the IT Assets owned or operated by the Company in connection with the business of the Company and its Subsidiaries and any information (including Personal Data) stored therein or Processed thereby, and (iii) assess the policies and practices of service providers that Process data on behalf of the Company and its Subsidiaries to ensure that such service providers are reputable and that such service providers, taking into account the nature of the Processing performed by, and the types of Personal Data available to, such service providers, have taken commercially reasonable measures to protect and maintain the confidentiality, security, integrity, redundancy and continuous operation of the IT Assets used in connection with the services provided to the Company and its Subsidiaries. The Company and its Subsidiaries maintain commercially reasonable security, disaster recovery and business continuity plans and procedures, operate in material compliance therewith, and have taken commercially reasonable steps to test such plans and procedures on a periodic basis, and such plans and procedures have been proven effective upon such testing in all material respects.

4.11.3            Except as set forth on Schedule 4.11.3, neither the Company Products, nor the operation of the Company’s or its Subsidiaries’ business since December 31, 2017 materially infringes upon, misappropriates or otherwise violates the Intellectual Property of any other Person. To the Knowledge of the Company, no Person is infringing upon, misappropriating or otherwise violating any material Company Intellectual Property. There is no Action pending or, to the Knowledge of the Company, threatened by any other Person against the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received since December 31, 2017, any written notice with respect to (i) any alleged infringement or misappropriation by the Company or any of its Subsidiaries of the Intellectual Property of any other Person, or (ii) the ownership, use, validity, registrability or enforceability of the Company Intellectual Property.

4.11.4            Except as set forth on Schedule 4.11.4(a), the Company and its Subsidiaries are (and since December 31, 2017 have been) in compliance in all material respects with all applicable Privacy Requirements. The Company and its Subsidiaries have commercially reasonable technical and organizational policies, procedures and safeguards governing the integrity and security of transactions executed through their IT Assets and Processing that comply in all material respects with all applicable Privacy Requirements. Since December 31, 2017, neither the Company, nor any of its Subsidiaries, has unlawfully Processed Personal Data or has received any written complaints alleging that it has improperly Processed any Personal Data, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth on Schedule 4.11.4(b), there have been no unauthorized intrusions or breaches of the operation or security of, or any unauthorized access to or use of, any Company Product, IT Asset, or any of the Company’s or any of its Subsidiaries’ services, other than such incidents that were resolved without material cost, liability or the obligation to notify any Person.

4.11.5            All IT Assets owned or operated or directly used by the Company and its Subsidiaries (a) perform in material conformance with their documentation, (b) are operational, are reasonably adequate for the operation of the Company’s and its Subsidiaries’ respective businesses as currently conducted and are free of material bugs, errors, defects, malware, viruses and other corruptants and (c) since December 31, 2017, have not experienced any material outage, failure, interruption or other substandard performance that would reasonably be expected to materially impair the operation of the Company’s or its Subsidiaries’ respective businesses as currently conducted.

4.11.6            No Company Product or material software owned or purported to be owned by the Company or any of its Subsidiaries as it is used, distributed, conveyed or otherwise made available to any Person by the Company or any of its Subsidiaries is embedded, distributed or combined with, linked to or derived from, or otherwise interacts with, any Open Source software in any manner that would require (or purports to require) the Company or any of its Subsidiaries to (i) disclose, distribute or otherwise make any source code of such Company Product or such software available to others, (ii) license such Company Product or software under terms that permit other Persons to make derivative works thereof or (iii) subject such Company Product or software to any requirement that any patents related to such Company Product or software are either licensed to or may not be asserted against recipients of such Company Product or software, in each case, other than as intended by the Company with respect to the Open Source Company Product. The Company and its Subsidiaries have, since December 31, 2017, complied in all material respects with the conditions of any Open Source license applicable to the Company and its Subsidiaries in connection with such Company Product or software that is distributed under an Open Source license. No other Person (other than employees and contractors, for the purpose of performing services for the Company and its Subsidiaries) possesses any source code of any Company Product or such software, and no other Person has any current or contingent right to possess or access to any source code of any Company Product or such software, in each case, other than as intended by the Company with respect to the Open Source Company Product. Each Person who has created, invented or contributed to the development of material Company Intellectual Property has assigned to the Company (or to a third-party service provider which has assigned to the Company) in writing his or her rights in same, to the extent ownership does not vest initially in the Company by operation of law.

4.11.7            No funding from any Governmental Authority, facilities, personnel or resources of a university, college, other educational institution or research center or third parties was used in connection with the discovery, design, identification, research or development of any Company Product or Company Intellectual Property, and no officer, employee or independent contractor of the Company or its Subsidiaries who was involved in, or who contributed to, the creation or development of any Company Product or Company Intellectual Property has performed services for any Governmental Authority, university, college, or other educational institution or research center during a period of time during which such Person was also performing services for the Company or its Subsidiaries, in each case in any manner that would affect the Company’s or such Subsidiaries’ rights to any such Company Intellectual Property.

4.12            Material Contracts.

4.12.1            Except as set forth on Schedule 4.12.1, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is party to:

(a)            any contract relating to the acquisition or disposition of all or a substantially all of the assets, rights, properties or equity of any corporation, partnership, or other business organization or division thereof under which the Company and its Subsidiaries have continuing obligations or liabilities;

(b)            any contract creating a partnership, limited liability company, joint venture or other similar arrangement;

(c)            any contract pursuant to which the Company or any of its Subsidiaries has incurred, assumed or guaranteed any Debt in excess of $25,000;

(d)            any contract containing non-competition or similar restrictions that restrict the conduct of business by the Company or any of its Subsidiaries (other than confidentiality and employee non-solicitation agreements entered into in the ordinary course of business);

(e)            any contract that (i) grants, or agrees to grant, any Person (other than the Company or any of its Subsidiaries) a right to “most favored nation” terms or (ii) obligates the Company or any of its Subsidiaries to sell, buy, lease or distribute products or services on an exclusive basis with any Person (other than the Company or any of its Subsidiaries);

(f)            any contract granting to a third party a license or other right in, under or to use the Company Intellectual Property or the Company’s IT Assets or data, excluding non-exclusive licenses granted to customers or end users in the ordinary course of business;

(g)            any contract granting to the Company or any Subsidiary of the Company a license or other right in, under or to use third party Intellectual Property, data or IT Assets, in each case that is material to the Company and its Subsidiaries (excluding non-exclusive licenses for commercially available “off-the-shelf” software licensed to the Company and its Subsidiaries for a one-time fee of less than $25,000 or an annual fee of less than $25,000);

(h)            any contract that requires or that contains minimum purchase or minimum sale obligations on the part of the Company or any of its Subsidiaries for amounts in excess of $25,000 of spend or revenue, respectively, per year;

(i)            any contract that creates a Lien (other than Permitted Liens) upon any material properties, rights or assets that would be material to the Company and its Subsidiaries, taken as a whole;

(j)            any contract with a Governmental Authority;

(k)            any contract pursuant to which the Company or any of its Subsidiaries has agreed to settle, waive, or otherwise compromise any actual, pending or threatened Action and under which the Company or any of its Subsidiaries has material continuing obligations; or

(l)            any other contract not required to be disclosed pursuant to any other subsection of this Section 4.12.1 (other than an Employee Plan) (i) under which the Company or any of its Subsidiaries has made payments in excess of $50,000 during the fiscal year ended December 31, 2020, (ii) which is reasonably expected to involve aggregate payments by the Company or any of its Subsidiaries in excess of $50,000 during the fiscal year ending December 31, 2021, (iii) under which the Company or any of its Subsidiaries has received payments in excess of $200,000 during the fiscal year ended December 31, 2020 or (iv) which is reasonably expected to involve aggregate payments to the Company or any of its Subsidiaries in excess of $200,000 during the fiscal year ending December 31, 2021.

4.12.2            The Company has made available to Parent true, complete and correct copies of each Material Contract, including any amendments or supplements thereto. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each contract required to be disclosed on Schedule 4.12.1 or Schedule 4.18 and each of the Real Property Leases (all such contracts, collectively, the “Material Contracts”) is in full force and effect, and is a legal, valid and binding obligation of the Company or the Subsidiary of the Company which is party thereto, and to the Knowledge of the Company, of the other parties thereto, enforceable against each of them in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally or by general principles of equity, whether such enforceability is considered in a proceeding in equity or at law). Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party to any Material Contract is, or is alleged to be, in material breach or material violation thereof, or material default thereunder and there does not exist under any Material Contract any event which, with the giving of notice or the lapse of time or both, would constitute such a material breach or material violation thereof, or material default thereunder, by the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto. Neither the Company nor any of its Subsidiaries has received any written notice to terminate, in whole or in part, materially amend or not renew any obligation of a counterparty to a Material Contract.

4.13            Compliance with Laws; Permits.

4.13.1            Since December 31, 2017, the Company and its Subsidiaries have been in compliance in all material respects with all applicable Laws. Since December 31, 2017, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority asserting that the Company or any of its Affiliates is in material violation of any Law, Order or Permit.

4.13.2            Schedule 4.13.2 sets forth a list of each material Permit required under applicable Law for the conduct of the Company’s business or any of its Subsidiaries’ businesses as currently conducted. Each such Permit is valid and in full force and effect and neither the Company nor any of its Subsidiaries is in breach or violation of, or default under, any such Permit, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.14            Litigation; Outstanding Orders. (a)  There are no, and since December 31, 2017, there have been no, material Actions pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties, rights or assets or, to the Knowledge of the Company, any officer or director of the Company or any of its Subsidiaries in their capacity as such, and (b) neither the Company nor any of its Subsidiaries nor any of their respective properties, rights or assets is subject to any material Order.

4.15            Tax Matters.

4.15.1            The Company and each of its Subsidiaries has duly and timely filed, or has caused to be duly and timely filed on its behalf (after giving effect to extensions), all income and other material Tax Returns required to be filed by it. All such Tax Returns are true, correct and complete in all material respects. All income and other material Taxes due and payable by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid.

4.15.2            All material Taxes required to have been withheld and paid by the Company or any Subsidiary in connection with amounts paid by the Company and its Subsidiaries to any employee, independent contractor, creditor, stockholder or other third party have been withheld and paid to the appropriate Governmental Authority and the Company and each of its Subsidiaries has materially complied with all information reporting requirements with respect to Taxes.

4.15.3            There is no Tax Proceeding concerning any Tax liability of the Company or any of its Subsidiaries that is currently in progress or, to the Knowledge of the Company, threatened. No assessment of Tax has been proposed in writing against the Company or any of its Subsidiaries or any of their assets or properties.

4.15.4            Neither the Company nor any of its Subsidiaries (i) has been a member of an Affiliated Group filing a consolidated, joint, unitary or combined Tax Return other than such an Affiliated Group with respect to which the Company or one of its Subsidiaries was the common parent, or (ii) has any liability for the Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise under applicable Law.

4.15.5            Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing, allocation or indemnification agreement or any similar arrangement providing for the allocation of Taxes, other than customary commercial agreements not primarily related to Taxes.

4.15.6            Neither the Company nor any of its Subsidiaries is currently subject to any Liens, other than Permitted Liens, imposed on any of their assets as a result of the failure of either the Company or any of its Subsidiaries to pay any Taxes that are due and payable.

4.15.7            Neither the Company nor any of its Subsidiaries has agreed to, or is a beneficiary of, any extension of time with respect to any Tax deficiency or any Tax that may be assessed or collected, or any extension or waiver of a statute of limitations in respect of Taxes of the Company or any of its Subsidiaries, other than in each case automatic extensions or waivers in connection with extensions of the due date for filing Tax Returns.

4.15.8            Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.

4.15.9            Neither the Company nor any of its Subsidiaries will be required to include any material amounts in income, or exclude any material items of deduction, in a taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting occurring prior to the Closing, unless the foregoing is attributable to the actions of the Parent (or its Affiliates) in a post-Closing taxable period, (ii) an installment sale or open transaction made on or before the Closing Date, (iii) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state or local income Tax Law) executed on or prior to the Closing Date, (iv) any intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local Income Tax Law), or (v) a prepaid amount received or deferred revenue accrued on or prior to the Closing Date other than in the ordinary course of business.

4.15.10            The Company does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in, or is tax resident in, a country other than the United States.

4.15.11            No claim has ever been made in writing by a taxing authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction and, to the Company’s Knowledge, there is no basis for any such claim to be made.

4.15.12            The Company and its Subsidiaries have collected all material sales and use Taxes required to be collected, and have remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authorities, or have been furnished properly completed exemption certificates and has maintained all such records and supporting documents in the manner required by all applicable sales and use Tax statutes and regulations.

4.15.13            Neither the Company nor any of its Subsidiaries has deferred the employer’s share of any “applicable employment taxes” or claimed any other Tax relief under the CARES Act, or any similar or successor provision thereof.

4.15.14            The Company is, and has since formation been, treated and properly classified as a partnership for U.S. federal income tax purposes. The Subsidiary of the Company is, and has since formation been, treated and properly classified as a disregarded entity for U.S. federal income tax purposes.

4.15.15            The Company has not made any election pursuant to Section 1101(g) of the Bipartisan Budget Act of 2015 to cause Sections 6221 – 6241 of the Code (as amended by the Bipartisan Budget Act of 2015) to apply to any taxable year beginning prior to January 1, 2018 (or any comparable election for state or local Tax purposes).

4.15.16            The Company is in compliance in all material respects with applicable transfer pricing laws and regulations, including, if required by applicable law or regulation, the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology and conducting intercompany transaction at arm’s length.

4.16            Employee Benefit Plans.

4.16.1            Schedule 4.16.1 lists, as of the date hereof, each material Company Plan. With respect to each material Company Plan, the Company has made available to Parent prior to the date hereof: (a) the most recent determination letter or opinion letter, if any, from the IRS for any such Company Plan that is intended to qualify under Section 401(a) of the Code; (b) each Company Plan and summary plan descriptions, in each case, except for (i) offer letters that provide for at-will employment and can be terminated without material cost or liability to Parent and its Subsidiaries, (ii) consultant agreements that can be terminated without material cost or liability to Parent and its Subsidiaries and (iii)  Option agreements, in which case only forms of such agreements have been made available to Parent, unless such individual agreements materially differ from such forms; (c) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; and (d) any notices to or from any Governmental Authority since December 31, 2017 relating to any compliance issues in respect of any such Company Plan.

4.16.2            Except as would reasonably be expected to result in any material liability to the Company or its Subsidiaries (either individually or in the aggregate): (a) each Company Plan has, in all material respects, been established and maintained in accordance with its terms and applicable Laws, (b) each Company Plan intended to be qualified under Section 401(a) of the Code has timely obtained a favorable determination letter (or opinion letter, if applicable) from the IRS as to the form of the plan’s qualified status under the Code upon which it may rely or has a remaining period of time under applicable U.S. Treasury Department regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, or may rely upon an opinion letter for a prototype or volume submitter plan and nothing has occurred subsequent to the issuance of the most recent determination letter that would reasonably be expected to cause such Company Plan to lose its qualified status, (c) there are no material Actions pending or, to the Knowledge of the Company, threatened (other than routine claims for benefits and administrative expenses) against any Company Plan or the assets thereof, (d) there are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by the IRS, U.S. Department of Labor or any other Governmental Authority with respect to any Company Plan, (e) no “reportable event” (as such term is defined in Section 4043 of ERISA) that could reasonably be expected to result in liability and no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Company Plan, or (f) no Company Plan provides retiree life insurance, health or other retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable Law.

4.16.3            Except as described in Schedule 4.16.3, neither the Company nor any of its Subsidiaries sponsors or contributes to any (a) employee benefit plan subject to Sections 412 or 4971 of the Code or Title IV of ERISA (“Pension Plan”), (b) “multiemployer plan” within the meaning of Section (3)(37) of ERISA, (c) “multiple employer plan” within the meaning of Sections 4063 or 4064 of ERISA (in each case under clause (b) and (c), whether or not subject to ERISA), or (d) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). Neither the Company, its Subsidiaries or ERISA Affiliates has any material liability in respect of any Pension Plan, or multiemployer plan.

4.16.4            Except as set forth on Schedule 4.16.4, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, or could reasonably be expected to, (either alone or upon the occurrence of any additional or subsequent events) result in any compensatory payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, compensatory distribution, increase in benefits, obligation to fund benefits or limitation on the right to amend, terminate or transfer the assets of any Company Plan following the Closing Date.

4.16.5            Neither the Company nor any of its Subsidiaries has incurred (whether or not assessed) or is subject to any payment, Tax, penalty or other liability under, and is and has been in material compliance with, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, including under Section 4980H of the Code and with respect to the reporting requirements under Sections 6055 and 6056 of the Code.

4.16.6            No current or former employee, director, officer or other service provider of the Company or any of its Subsidiaries is entitled to any gross-up, make-whole or other additional payment from the Company or any other Person in respect of any Tax (including Taxes imposed under Section 4999 or 409A of the Code) or interest or penalty related thereto.

4.17        Labor Matters.

4.17.1            No employee of the Company or any of its Subsidiaries is represented by a labor union, trade union, works council or other similar employee representative body (each, a “Labor Union”). Neither the Company nor any of its Subsidiaries is a party, or otherwise subject or bound, to any collective bargaining agreement or other contract with any Labor Union (each a “Collective Bargaining Agreement”), nor is any such agreement currently being negotiated. To the Knowledge of the Company, since December 31, 2017 there have been no pending or threatened activities or proceedings of any Labor Union to organize any employees of the Company or any of its Subsidiaries. Since December 31, 2017 there has been no strike, lockout, slowdown, picketing, or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened that may interfere with the respective business activities of the Company or any of its Subsidiaries.

4.17.2            Since December 31, 2017, neither the Company nor any of its Subsidiaries has been a party to a settlement agreement that relates to allegations of sexual harassment brought by a current or former employee of the Company and/or which relates to allegations of sexual harassment made against a current or former employee or officer of the Company and, to the Knowledge of the Company, no allegations of sexual harassment have been made against any of the Company’s or any of its Subsidiaries’ board members, executive officers, or employees holding the title of Vice President or above.

4.17.3            Since December 31, 2017, neither the Company nor any of its Subsidiaries has effectuated any “mass layoff” or “plant closing” (each as defined in the federal Worker Adjustment and Retraining Notification Act of 1988), or any similar state, county or local equivalent action, or implemented any early retirement or exit incentive program, nor has the Company or any of its Subsidiaries planned or announced any such action or program for the future.

4.18        Interested Party Transactions. Except as set forth on Schedule 4.18, no Affiliate, Equityholder, director or officer (or the equivalent) or employee of the Company or any of its Subsidiaries or any Affiliate, director, officer, manager, partner or employee of the foregoing or, to the Knowledge of the Company, any individual in any such Person’s immediate family (each, an “Interested Party”) is (a) party to any contract or transaction with the Company or any of its Subsidiaries, (b) provides any services to the Company or any of its Subsidiaries, or (c) owns any interest in any asset or property used by the Company or any of its Subsidiaries in the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted, in each case, other than (i) with respect to the payment of compensation and other consideration to directors and officers (or the equivalent) pursuant to Company Plans, (ii) employment agreements with the Company or any of its Subsidiaries, (iii) participation in Company Plans and (iv) agreements and transactions solely between the Company and one or more of its Subsidiaries (each of the contracts and transactions covered by this Section 4.18, an “Interested Party Transaction”).

4.19        Insurance. Schedule 4.19 lists, as of the date hereof, all material insurance policies in force with respect to the properties, rights, assets, or business of the Company and its Subsidiaries (the “Insurance Policies”), other than any insurance policies relating to Employee Plans. All Insurance Policies are in full force and effect and neither the Company nor any of its Subsidiaries is in default under, and no notice of cancellation or termination has been received by the Company or any of its Subsidiaries with respect to such Insurance Policies. All premiums due and payable under the Insurance Policies have been paid in full. Neither the Company nor any of its Subsidiaries has received a written notice of cancellation or non-renewal of any Insurance Policy.

4.20        No Brokers. Except as set forth on Schedule 4.20, none of the Company or any of its Subsidiaries or Affiliates has, directly or indirectly, entered into, or is bound by, any agreement with any Person that would obligate any Equityholder, the Company, Parent or Merger Sub or any of their respective Affiliates to pay any commission, brokerage fee, “finder’s fee” or similar fee in connection with the transactions contemplated hereby.

4.21        Compliance with Sanctions and Anticorruption Laws.

4.21.1            The Company and its Subsidiaries, and, to the Knowledge of the Company, each of its and their respective officers, directors, employees, agents and representatives, in each case in their capacity as such, have since December 31, 2017 complied with and are currently in compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, and all other anti-corruption or anti-bribery laws of all jurisdictions in which the Company or its Subsidiaries do business (collectively, “Anti-Corruption Laws”).

4.21.2            The Company and its Subsidiaries are, and at all times since December 31, 2017 have been, in compliance in all material respects with all applicable Sanctions and export control laws, including those administered by the U.S. Department of the Treasury, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the European Union and the United Kingdom. None of the Company, any Subsidiary, nor, to the Knowledge of the Company, any of their respective officers, directors, employees, agents or representatives, in each case in their capacity as such, (x) has been or is a Sanctioned Person, (y) has engaged in any transactions or business dealings since December 31, 2017 with any Sanctioned Person, or (z) has engaged in any transactions or business dealings since December 31, 2017 in or with any Sanctioned Country.

4.21.3            To the Knowledge of the Company, no Governmental Authority is investigating the Company or any of its Subsidiaries or any of their respective officers, directors or employees in connection with an alleged or potential violation of any Anti-Corruption Law or applicable Sanctions.

4.22        Healthcare Matters.

4.22.1            The Company and its Subsidiaries have been and currently are conducting their respective businesses in compliance with all applicable Healthcare Laws, Study Data Standards, and FDA’s guidance on study data standards, Providing Regulatory Submissions in Electronic Format – Standardized Study Data: Guidance for Industry (“Guidance”). There is no past, current or pending material audit, inspection, FDA Form 483, “It has come to our attention” letter, untitled letter, warning letter, enforcement action or Action pending or threatened in writing against the Company, or any of its Subsidiaries alleging a violation of applicable Healthcare Laws, Study Data Standards or Guidance or asserting that any Company Product is not in compliance with any applicable Healthcare Law, Study Data Standards or Guidance. None of the Company or its Subsidiaries have received written notice from any Governmental Authority alleging or asserting that any Company Product, operation or activity is in violation of any Healthcare Laws, Study Data Standards or Guidance, nor, to the Knowledge of the Company, is any such notice threatened.

4.22.2            None of the Company nor its Subsidiaries nor any of their respective officers, directors, managers, employees nor, to the Knowledge of the Company, any of their contractors or agents: (a) has been convicted of, charged with or entered into any corporate integrity agreement, settlement agreement or resolution agreement with any Governmental Authority to avoid conviction of any violation of any Healthcare Laws or to avoid conviction of any criminal offense relating to the delivery of any item or service under a Governmental Health Program or related to any violation of FDA’s Application Integrity Policy; (b) is or has been debarred, excluded, disqualified or suspended by any Governmental Authority or from participating in any Governmental Health Program or human clinical research or from contracting with any Governmental Authority; (c) is subject to a civil monetary penalty assessed under Section 1128A of the Social Security Act or any regulations promulgated thereunder; (d) is listed on the General Services Administration list of parties excluded from federal procurement programs and non-procurement programs; or (e) is listed on the Public Health Service Administrative Action Report. None of the Company nor its Subsidiaries nor any of their respective officers, directors, managers, employees nor, to the Knowledge of the Company, any of their contractors or agents is subject to any Action that would reasonably be expected to result in debarment, exclusion, disqualification, conviction of any violation of any Healthcare Laws, conviction of any criminal offense relating to the delivery of any item or service under a Governmental Health Program, civil penalty or listing described in the foregoing clauses (d) or (e).

4.22.3            The Company and its Subsidiaries (a) have not received any pending written notice of denial of payment, recoupment, overpayment, set-off, penalty or fine from any Governmental Authority, other than notices of a non-material nature received in the ordinary course of business, (b) do not have any outstanding overpayments or refunds due to any Governmental Authority, and (c) do not plan to make any self-disclosure to any Governmental Authority.

4.23        Disclaimer of Other Representations and Warranties. EXCEPT AS EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS ARTICLE 4 OR IN ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT, NONE OF THE COMPANY, ANY SUBSIDIARY OF THE COMPANY, ANY NONPARTY AFFILIATE, OR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, INCLUDING WITH REGARD TO THE ACCURACY OR COMPLETENESS OF ANY OF THE INFORMATION PROVIDED OR MADE AVAILABLE TO PARENT, MERGER SUB, ANY OF THEIR AFFILIATES OR REPRESENTATIVES, OR ANY OTHER PERSON FOR THEIR BENEFIT. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS ARTICLE 4 OR IN ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT, THE COMPANY HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR, OR ANY USE BY PARENT, MERGER SUB OR ANY OF THEIR AFFILIATES OR REPRESENTATIVES OF, ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO PARENT, MERGER SUB OR ANY OF THEIR AFFILIATES OR REPRESENTATIVES. NOTHING IN THIS AGREEMENT, INCLUDING THIS SECTION 4.23, SHALL IMPAIR THE RIGHT OF PARENT TO BRING A CLAIM IN RESPECT OF FRAUD WITH RESPECT TO THE REPRESENTATIONS AND WARRANTIES EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS ARTICLE 4 OR IN ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT.

5.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed or reflected in the Parent SEC Documents filed prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

5.1          Organization; Qualification. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation. Each of Parent and Merger Sub (a) has all requisite corporate or other applicable power and authority to own, lease, and operate its properties, rights and assets and to carry on its business as presently conducted and (b) is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing, or operation of its assets, rights or properties or conduct of its business requires such qualification, except where the failure to have such power and authority or to be so qualified or in good standing would not reasonably be expected to prevent or materially impair or materially delay the ability of Parent or Merger Sub to consummate the transactions contemplated hereby.

5.2          Power and Authority. Each of Parent and Merger Sub has the corporate or other applicable power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it will be a party, to perform its respective obligations hereunder and thereunder and to consummate, and to consummate the transactions contemplated hereby and thereby. Each of Parent and Merger Sub has taken all corporate or other applicable actions or proceedings required to be taken by or on the part of Parent or Merger Sub, as applicable, to authorize and permit the execution and delivery of this Agreement and the Ancillary Agreements to which it will be a party, the performance by Parent and Merger Sub of their respective obligations hereunder and thereunder, and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby. This Agreement has been, and the Ancillary Agreements to which Parent or Merger Sub will be a party will be, duly executed and delivered by each of Parent and Merger Sub and, assuming due and valid authorization, execution, and delivery hereof by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally or by general principles of equity, whether such enforceability is considered in a proceeding in equity or at law.

5.3          Authorization of Governmental Authorities. Except for compliance with the HSR Act, any Antitrust Laws set forth in Schedule 5.3, and filing of the Certificate of Merger with the Secretary of State of the State of Delaware, the execution and delivery of this Agreement by Parent and Merger Sub does not, and the consummation of the transactions contemplated hereby by Parent and Merger Sub will not, require any Order or Permit of, or filing with or notification to, any Governmental Authority, in each case, except for such items that, if not obtained or made, would not reasonably be expected to prevent or materially impair or materially delay the ability of Parent or Merger Sub to consummate the transactions contemplated hereby.

5.4          Noncontravention. Neither the execution and delivery of this Agreement and the Ancillary Agreements by Parent and Merger Sub nor the consummation of the transactions contemplated hereby and thereby by Parent and Merger Sub will (a) violate any provision of the organizational and governing documents of Parent or Merger Sub, (b) violate any Law, Order or Permit applicable to Parent or Merger Sub or any of their respective properties, rights, or assets, (c) with or without the giving of notice or the lapse of time or both, result in a breach of, constitute a default under, result in the termination of or a right of termination or cancellation under, give rise to the loss of any benefit or requirement to make any payment to any Person under, require any consent, notice or waiver of any Person under, or accelerate the performance of any obligation required by, any material contract to which Parent or Merger Sub is a party, or (d) result in the creation of any Lien (other than Permitted Liens) upon any properties, rights or assets of Parent or Merger Sub, except, in the case of the foregoing clauses (b), (c) and (d), as would not reasonably be expected to prevent or materially impair or materially delay the ability of Parent or Merger Sub to consummate the transactions contemplated hereby.

5.5          Litigation; Outstanding Orders. As of the date of this Agreement, (a) there are no Actions pending or, to the knowledge of Parent, threatened against Parent or Merger Sub which if decided adversely to Parent or Merger Sub would reasonably be expected to prevent or materially impair or materially delay the ability of Parent or Merger Sub to consummate the transactions contemplated hereby, and (b) neither Parent nor Merger Sub is subject to any Order that specifically names Parent or Merger Sub and that would reasonably be expected to prevent or materially impair or materially delay the ability of Parent or Merger Sub to consummate the transactions contemplated hereby.

5.6          Financing. Assuming that the conditions precedent to Parent’s obligation to close are satisfied, Parent will have at the Closing access to sufficient cash, available lines of credit or other sources of immediately available funds to enable Parent to consummate the Closing. Each of Parent and Merger Sub was organized solely for the purpose of entering into this Agreement and consummating the transactions contemplated hereby and has not engaged in any activities or business, and has incurred no liabilities or obligations whatsoever, in each case, other than those incident to its organization and the execution of this Agreement and the consummation of the transactions contemplated hereby.

5.7          No Brokers. None of Parent or any of its Affiliates has, directly or indirectly, entered into, or is bound by, any agreement with any Person that would obligate any Equityholder or the Company or any of their respective Affiliates to pay any commission, brokerage fee, “finder’s fee” or similar fee in connection with the transactions contemplated hereby.

5.8          Solvency. Assuming (x) the satisfaction of the conditions to Closing set forth in Sections 7.1 and 7.2, (y) the accuracy of the representations and warranties in Article 4, (z) that any estimates, projections or forecasts of the Company and its Subsidiaries that have been provided to Parent were prepared in good faith based on assumptions that were, at the time made, and continue to be, at the Closing, reasonable, immediately after the consummation of the transactions contemplated hereby, Parent, the Surviving Entity and their Subsidiaries will not (a) be insolvent or left with unreasonably small capital, (b) have incurred debts beyond their ability to pay such debts as they mature, or (c) have liabilities in excess of the reasonable market value of their assets.

5.9          Investigation and Acknowledgments.

5.9.1            Notwithstanding anything to the contrary express or implied in this Agreement, each of Parent and Merger Sub acknowledges and agrees that: (a) it has such knowledge and experience in financial and business matters and investments in general that make it capable of evaluating the merits and risks of this Agreement and the transactions contemplated hereby; (b) it has conducted, and completed to its satisfaction, such investigations of the Company and its Subsidiaries as it deems necessary and appropriate, and has been provided with all of the information that it believes necessary to make an informed investment decision with respect to the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; (c) in making the decision to enter into this Agreement and to consummate the transactions contemplated hereby, other than reliance on the representations and warranties expressly and specifically set forth in Article 4 of this Agreement or in any certificate delivered pursuant to this Agreement, it has relied solely on its own independent investigation, analysis, and evaluation of the Company and its Subsidiaries; (d) none of the Company, any of its Subsidiaries, any of the Nonparty Affiliates, or any other Person has made, and Parent and Merger Sub have not relied on and are not relying on, any representations or warranties whatsoever, express or implied, except for those representations and warranties of the Company expressly and specifically set forth in Article 4 of this Agreement or in any certificate delivered pursuant to this Agreement, and except for such representations and warranties, it is acquiring the Company and its Subsidiaries on an AS IS/WHERE IS basis; and (e) none of the Company, any of its Subsidiaries, any of the Nonparty Affiliates, or any other Person has made, and Parent and Merger Sub have not relied on and are not relying on, any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or any of its Subsidiaries, or the transactions contemplated by this Agreement, not expressly and specifically set forth in Article 4 of this Agreement or in any certificate delivered pursuant to this Agreement, including any information included in any confidential memoranda or presentation distributed on behalf of the Company relating to the Company or any of its Subsidiaries or other publications or data room information provided to Parent, Merger Sub or any of their Representatives, or any other document or information in any form provided to Parent, Merger Sub or any of their Representatives in connection with the transactions contemplated hereby, and neither the Company or its Subsidiaries nor any of the Nonparty Affiliates shall have or be subject to any liability to Parent or Merger Sub or any other Person resulting from or in connection with the dissemination to Parent or Merger Sub or their Representatives or any other Person or any such information.

5.9.2            In connection with Parent’s and Merger Sub’s investigation of the Company and its Subsidiaries, Parent and Merger Sub have received from or on behalf of the Company and its Subsidiaries certain estimates, projections, and other forecasts and plans, including projected statements of operating revenues and income from operations of the Company and its Subsidiaries. Each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, and other forecasts and plans and that it is responsible for making its own evaluation of the adequacy and accuracy of all estimates, projections, and other forecasts and plans so furnished to it. Accordingly, notwithstanding anything to the contrary express or implied in this Agreement, neither the Company, any of its Subsidiaries, any Nonparty Affiliate nor any other Person makes any representations or warranties whatsoever with respect to such estimates, projections, or other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, and plans).

5.9.3            Notwithstanding anything herein to the contrary, nothing in this Agreement, including Sections 5.9.1 or 5.9.2, shall impair the right of Parent to bring a claim in respect of Fraud with respect to the representations and warranties expressly and specifically set forth in Article 4 of this Agreement or set forth in a certificate delivered pursuant to Section 3.3.2(a)(i).

6.	COVENANTS

6.1          Interim Operations.

6.1.1            From and after the date hereof and prior to the earlier of the Closing or the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the “Termination Date”), and except (1) as required by applicable Laws, (2) with the consent in writing of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as required or expressly contemplated by another provision of this Agreement, or (4) as set forth on Schedule 6.1.1, the Company covenants and agrees that (a) the business of the Company and its Subsidiaries shall be conducted in the ordinary course of business consistent with past practice and (b) the Company and its Subsidiaries shall use their commercially reasonable efforts, in a manner consistent with their ordinary course of business consistent with past practice, to maintain and preserve intact their present business organizations, assets, rights, properties, and relationships and goodwill with their respective employees, customers, clients, suppliers, channel partners and other material business relations.

6.1.2            From and after the date hereof and prior to the earlier of the Closing or the Termination Date, and except (1) as required by applicable Laws, (2) with the consent in writing of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as required or expressly contemplated by another provision of this Agreement, or (4) as set forth on Schedule 6.1.2, the Company covenants and agrees that the Company shall not, and shall cause its Subsidiaries not to:

(a)          adopt or authorize any amendments to its certificate of formation, limited liability company agreement, operating agreement, certificate of incorporation or bylaws or other organizational or governing documents;

(b)         declare, authorize, set aside or pay any dividends on, or make any distributions with respect to, its outstanding Equity Interests, other than dividends or distributions paid by a Subsidiary of the Company to the Company or another Subsidiary of the Company;

(c)          purchase, redeem, or otherwise acquire, or offer to purchase, redeem, or otherwise acquire, its outstanding Equity Interests, other than purchases, redemptions, or other acquisitions in connection with the departure of any employee of or other service provider to the Company or its Subsidiaries to the extent permitted by and in accordance with the terms of the Company Operating Agreement, the Equity Incentive Plan and/or all award agreements thereunder and other agreements related thereto in effect as of the date hereof;

(d)          issue, grant, sell, transfer, subject to a Lien, or otherwise dispose of, or authorize or propose the issuance, grant, sale, transfer, encumbrance or other disposition of, any of its Equity Interests, other than issuances, grants, sales, transfers, encumbrances, or dispositions (i) to the Company or a Subsidiary of the Company, (ii) pursuant to the terms of any Options outstanding as of the date hereof, or (iii) in connection with the Rollover Transaction;

(e)          grant, sell, transfer, subject to a Lien, license, abandon, allow to expire or lapse or otherwise dispose of any material assets, rights or properties of the Company or its Subsidiaries, other than non-exclusive licenses in the ordinary course of business;

(f)           make any material change to any Privacy Policies, except as required by applicable Law (as determined by the Company as reasonably advised by counsel), or make any material adverse change to the security of the IT Assets;

(g)         split, combine, subdivide, adjust or reclassify or subject to any Lien (other than Permitted Liens) any Equity Interests of the Company and its Subsidiaries;

(h)         adopt a plan or agreement of complete or partial liquidation, dissolution, or merger, consolidation, restructuring, recapitalization or other reorganization or divest or reorganize any material business line;

(i)           adopt, terminate, or materially amend or modify any Company Plan or any plan, program, arrangement, practice or agreement that would be a Company Plan if it were in effect on the date hereof;

(j)           except as required by the terms of a Company Plan in effect as of the date hereof (i) increase the compensation (including base salary, commissions, bonus, and other forms of cash compensation) of any current or former employee, director or individual independent contractor of the Company or any of its Subsidiaries, other than increases for employees with a base salary of less than $125,000 made in the ordinary course of business consistent with past practice, (ii) grant any rights to severance or termination pay to any current or former employee, director or independent contractor of the Company or any of its Subsidiaries, other than grants to employees with a base salary of less than $125,000 made in the ordinary course of business consistent with past practice, (iii) increase the coverage or benefits available under any Company Plan, except for increases in a manner that does not materially increase the obligations of Parent and its Affiliates (including the Company after the Closing Date), (iv) establish, adopt, enter into, amend or terminate any Company Plan or any plan, agreement, program, policy or other arrangement that would be a Company Plan if it were in existence as of the date hereof, (v) hire or terminate (other than for cause or performance) the employment of any employee with a base salary of more than $125,000, (vi) take any action to accelerate the vesting, funding or payment of any benefit or payment to any current or former employee, director or independent contractor of the Company or any of its Subsidiaries or (vii) make or forgive any loans to any current or former employee, director or independent contractor of the Company or any of its Subsidiaries;

(k)          incur or modify any amount of Debt set forth in clauses (a), (b), (c), (e) or (f) of such definition, other than (i) draws or repayments pursuant to the Company’s or its Subsidiaries’ existing revolving credit facilities, (ii) repayments of Debt under the Company’s or its Subsidiaries’ existing term facilities, and (iii) Debt solely among the Company and/or its Subsidiaries;

(l)           (i) terminate, materially amend or waive any material rights under any Material Contract or (ii) enter into any new contract that would have been a Material Contract if it had been in place as of the date hereof;

(m)         commence any Action or compromise, settle or come to an arrangement regarding any pending or threatened Action (i) involving an amount greater than $200,000 individually or $500,000 in the aggregate, or (ii) that imposes material restrictions on the business, properties, rights or assets of the Company or any of its Subsidiaries;

(n)          make, change or revoke any Tax election, change any accounting period or method with respect to Taxes, file any amended Tax Return, enter into any closing agreement with respect to any Tax, settle or compromise any proceeding with respect to any Tax claim or assessment relating to the Company or its Subsidiaries, surrender any right to claim a refund of Taxes, request any ruling with respect to Taxes, or consent to any extension or waiver of the limitation period applicable to any Taxes of the Company or its Subsidiaries;

(o)          recognize any Labor Union as the representative of any of the employees of the Company or any of the Subsidiaries, or enter into any new or amended Collective Bargaining Agreement as required by applicable Law; and

(p)          agree or commit to take any of the foregoing actions.

6.1.3            Nothing in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the provisions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective businesses.

6.1.4            From and after the date hereof and prior to the earlier of the Closing or the Termination Date, each of Parent and Merger Sub covenants and agrees that it shall not take or agree to take any action (including entering into any agreement with respect to any acquisition (by merger, consolidation, acquisition of stock or assets, or otherwise) of any corporation, partnership, or other business organization or Person or any property or assets of any Person) which could reasonably be expected to prevent or materially impair or materially delay the ability of Parent or Merger Sub to consummate the transactions contemplated hereby.

6.2          Preparation for Closing.

6.2.1            From and after the date hereof and prior to the earlier of the Closing or the Termination Date and subject to the other provisions of this Agreement, each Party (other than the Equityholder Representative) shall use its reasonable efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including preparing and filing all documentation to effect all notices, reports, and other filings and to obtain all consents, approvals, registrations, authorizations, waivers, Permits, and Orders necessary to be obtained from any third Party (including any Governmental Authority) in order to consummate the transactions contemplated hereby; provided, that in no event shall the Company or any of its Affiliates be required to pay, or agree to pay, any fee, penalty, or other consideration to any Person for any such consent, approval, registration, authorization, waiver, Permit, or Order, and to the extent any such fee, penalty or other consideration is not paid prior to the Reference Time, the Company shall not pay or agree to pay any of the foregoing without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

6.2.2            Without limiting the generality of Section 6.2.1, each Party (other than the Equityholder Representative) shall, as promptly as reasonably practicable following the execution of this Agreement and before the expiration of any relevant legal deadline, file, make, or otherwise cause to be filed or made, and assist the other Parties in filing, making or otherwise causing to be filed or made (a) the notification and report form required under the HSR Act (which, notwithstanding the foregoing, shall be made not later than the tenth (10th) Business Day after the date hereof), and (b) all other pre-Closing applications, notifications, filings requests for consent, and other information and forms listed in Schedule 6.2.2 required to be filed or made with any Governmental Authority in connection with the transactions contemplated hereby (which, notwithstanding the foregoing, shall be made as promptly as practicable after the date hereof. All filing fees payable in connection with any of the foregoing shall be borne by Parent.

6.2.3            Each Party (other than the Equityholder Representative) shall, subject to applicable Laws, (a) promptly notify the other Parties of any material communication to that Party or any of its Affiliates from any Governmental Authority (including the Federal Trade Commission and the Antitrust Division of the Department of Justice) with respect to this Agreement and the transactions contemplated hereby and permit the other Parties to review in advance any proposed written substantive communication or response to any such Governmental Authority, (b) not agree to participate in any substantive meeting with any Governmental Authority (including the Federal Trade Commission and the Antitrust Division of the Department of Justice) in respect of any filing, investigation, or other inquiry with respect to this Agreement and the transactions contemplated hereby unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate in any such meeting, in each case, to the extent practicable, (c) furnish the other Parties (on an outside counsel basis only, as appropriate) with copies of all written substantive correspondence, filings, and communications (and memoranda setting forth the substance thereof) between it and its Representatives, on the one hand, and any Governmental Authority (including the Federal Trade Commission and the Antitrust Division of the Department of Justice) or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby, (d) comply reasonably promptly and fully with any inquiries or requests for information from any Governmental Authority (including the Federal Trade Commission and the Antitrust Division of the Department of Justice) with respect to this Agreement and the transactions contemplated hereby, and (e) furnish the other Parties with such information and assistance as the other Parties may reasonably request in connection with their preparation of necessary filings, registrations, or submissions of information to any Governmental Authority (including the Federal Trade Commission and the Antitrust Division of the Department of Justice) in connection with this Agreement and the transactions contemplated hereby; provided, however, that the Parties may, as each deems advisable and necessary, reasonably designate competitively sensitive material provided under this Section 6.2 as “outside counsel only material” and may redact materials to remove references concerning the valuation of the Company and its Subsidiaries or to address attorney-client privilege or confidentiality.

6.2.4            Parent shall, and shall cause each of its Subsidiaries to, take any and all steps necessary to avoid or eliminate as soon as possible each and every impediment under the HSR Act or any other applicable Law so as to enable the Parties to expeditiously consummate the transactions contemplated hereby. In furtherance and not in limitation of the foregoing, Parent shall, and shall cause each of its Subsidiaries to, (a) contest or resist (including through any applicable appeals process) any Action which may be instituted by any Governmental Authority challenging the transactions contemplated hereby, (b) seek to have vacated, lifted, reversed, or overturned any decree, judgment, injunction, or other Order relating to any applicable Law, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated hereby, (c) propose, negotiate, commit to, or agree to effect, by consent decree, hold separate order, or otherwise, the sale, divestiture, or disposition of any assets or businesses that is required in order to facilitate the expiration or termination of the HSR Act waiting period or to obtain any other clearance, waiver, approval, or authorization required under applicable Laws from any Governmental Authority, and (d) otherwise take or commit to take actions that after the Closing Date would limit the freedom of Parent or its Subsidiaries, including the Company and its Subsidiaries, with respect to, or their ability to retain, one or more businesses, product lines, or assets to the extent required in order to facilitate the expiration or termination of the HSR Act waiting period or to obtain any other clearance, waiver, approval, or authorization required under applicable Laws from any Governmental Authority; provided, however, that in the case of the foregoing clauses (c) and (d), Parent shall not be required to take any action that is not conditioned on the consummation of the Closing. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 6.2 or elsewhere in this Agreement shall require Parent or its Affiliates to take or agree to take any action with respect to any direct or indirect portfolio companies (as such term is customarily understood among institutional private equity) or investment funds advised or managed by one or more Affiliates of Parent, including selling, divesting, conveying, holding separate, or otherwise limiting its freedom of action with respect to any assets, rights, products, licenses, businesses, operations or interest therein, of any such portfolio companies or investment funds, except with respect to the Company and its Subsidiaries.

6.3          Confidentiality and Announcements.

6.3.1            Confidentiality Agreement. Subject to Section 6.3.2, the provisions of the confidentiality agreement, dated April 26, 2021, by and between Parent and Fairmount Partners and the confidentiality agreement, dated July 15, 2021, by and between Parent and the Company (each as amended, collectively, the “Confidentiality Agreements”) are hereby ratified, confirmed and agreed to. Each Confidentiality Agreement shall remain in effect until the earlier of its term and the Closing, at which point the Confidentiality Agreements shall terminate. Beginning on the date hereof, neither the Company nor any of its Affiliates or Representatives will waive affirmatively any right under any confidentiality or non-disclosure agreement previously entered into by the Company or any of its Affiliates or Representatives on its behalf and any other Person with respect to the evaluation of an Acquisition Transaction without the prior written consent of Parent.

6.3.2            Announcements. Any public announcements, reports, statements or press releases by any Party or any of its Affiliates regarding the transactions contemplated by this Agreement must be approved in advance (as to form, content, timing and manner of distribution) by each of Parent and the Company, prior to or at the Closing, or the Equityholder Representative, after the Closing, which approval shall not be unreasonably withheld, conditioned or delayed; provided, that the Parties hereby agree that any Party or its Affiliates may issue a press release or make a public announcement to the extent necessary for such Person to comply with applicable securities laws and/or stock or securities exchange or listing rules, and, to the extent practicable, shall provide a copy of and an opportunity to comment on any such release or announcement to the Company, prior to or at the Closing, or the Equityholder Representative, after the Closing (if the applicable Party is Parent or, after the Closing, the Company), or Parent (if the applicable Party is the Equityholder Representative or, prior to the Closing, the Company) in advance of its release. Notwithstanding anything herein to the contrary, following Closing and after the public announcement of the Merger, the Equityholder Representative shall be permitted to announce that it has been engaged to serve as the Equityholder Representative in connection herewith consistent with its ordinary course marketing practices as long as such announcement does not disclose any of the terms of this Agreement, any of the Ancillary Agreements or any of the transactions contemplated hereby or thereby.

6.4          Pre-Closing Access to Information.

6.4.1            Subject to applicable Laws, from and after the date hereof and prior to the earlier of the Closing or the Termination Date, the Company shall, and shall cause its Subsidiaries to, upon reasonable prior written notice from Parent, permit Parent and its Representatives to have reasonable access during normal business hours to the directors, officers and employees of, and the books, records, accounts and properties of or pertaining to (collectively, the “Records”), the Company and its Subsidiaries; provided, that Parent and its Representatives shall not unreasonably disrupt the personnel and operations of the Company and its Subsidiaries. Notwithstanding anything to the contrary contained in this Section 6.4, Parent and its Representatives shall not be permitted to have access to (a) individual performance or evaluation records, medical histories, personally-identifiable information, or other information, in each case, in violation of applicable Laws, (b) information that is subject to the attorney-client privilege, or (c) information that the Company or any of its Subsidiaries is required to keep confidential pursuant to the terms of any contract by which any of them are bound prior to the date hereof; provided in circumstances where the restrictions in clauses (b) or (c) apply, the Company shall, and shall cause its Subsidiaries, to use reasonable best efforts to make substitute arrangements to allow for such access or disclosure to Parent in a manner that does not result in such events. The Company hereby agrees to use its reasonable best efforts to provide Parent such information that is reasonably requested by Parent in connection with the completion of its “anti-money laundering” and “know your customer” compliance undertakings applicable to Parent or its Affiliates in connection with the consummation of the transactions completed hereby.

6.4.2            Subject to Section 6.3.2, Parent shall, and shall cause its Representatives and Affiliates to, hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or its Representatives or Affiliates in connection with the transactions contemplated by this Agreement (including pursuant to Section 6.4.1) in accordance with the Confidentiality Agreements.

6.5          Exclusivity. From and after the date hereof and prior to the earlier of the Closing or the Termination Date, the Company and its Subsidiaries shall not (and the Company shall use its reasonable best efforts to cause its Representatives not to) directly or indirectly, solicit, knowingly encourage or initiate the submission of any proposal or offer from any Person relating to, or enter into or consummate any transaction relating to, the acquisition of any Equity Interests (except acquisitions pursuant to the terms of any Options outstanding as of the date hereof) or any material portion (i.e., 5%) of the assets of the Company or any of its Subsidiaries (whether by merger, recapitalization, share exchange, sale of assets or any other similar transaction) (each, an “Acquisition Transaction”) or participate in any discussions or negotiations regarding, furnish any information with respect to, or assist or participate in any effort or attempt by any Person to do or seek any of the foregoing. The Company shall, and shall cause all of its Subsidiaries and its and their respective Representatives to, terminate any and all negotiations or discussions with, and data room access (electronic or physical) provided to, any third party regarding any proposal concerning any Acquisition Transaction.

6.6         D&O Indemnification.

6.6.1            Parent shall cause the Company and its Subsidiaries to ensure that all rights to exculpation, indemnification, and advancement of expenses now existing in favor of each current or former director, manager or officer of the Company or its Subsidiaries, and each such person who served as a director, manager or officer of another corporation, partnership, joint venture, trust, pension, Employee Plan, or other Person at the request or for the benefit of the Company or any of its Subsidiaries (each, together with such Person’s heirs, executors, administrators, and estate, a “Covered Party”) as provided in their respective certificate of formation, limited liability company agreement, operating agreement, certificate of incorporation or bylaws or similar organizational or governing documents or in any contract with the Company or any of its Subsidiaries shall survive the Closing and shall continue in full force and effect in accordance with their respective terms for at least six (6) years after the Effective Time (or, in the case of any contract, in accordance with its terms), and will not be repealed, terminated, limited, amended or in any other way changed, in any way adverse to any Covered Party.

6.6.2            Not later than the Effective Time, the Company will obtain for the benefit of the Covered Parties, and for at least a six (6) year period thereafter, Parent will cause the Company to maintain in effect, a so-called “tail” policy (the “D&O Tail”) for such period covering acts or omissions occurring on or before the Effective Time with respect to those Persons who are currently covered by the directors’ and officers’ liability insurance policies or employment practices liability insurance policies of the Company and its Subsidiaries set forth on Schedule 4.19, on terms with respect to such coverage and amounts at least as favorable to such Persons as those of such policies in effect on the date hereof. Parent shall bear the cost of the D&O Tail; provided, that in no event shall Parent be required to expend an amount in excess of 300% of the annual premium currently paid by the Company for such D&O Tail (the “D&O Tail Premium”), and if such policy cannot be maintained for an amount not exceeding the D&O Tail Premium, then the Company shall obtain the most advantageous coverage obtainable under a substantially similar policy for a one-time premium not to exceed the D&O Tail Premium.

6.6.3            The rights of each Person under this Section 6.6 shall be in addition to, and not in limitation of, any other rights such Person may have under the certificates of formation, limited liability company agreements, operating agreements, certificates of incorporation or bylaws or other organizational or governing documents of the Company or any of its Subsidiaries, any other indemnification arrangement, the provisions of applicable Laws, directors’ and officers’, employment practices liability, or fiduciary liability insurance claims under any policy that is or has been in existence with respect to the Company or its Subsidiaries, or otherwise.

6.6.4            In the event that Parent, the Company, or any of its Subsidiaries, or any of their respective successors or assigns, (a) consolidates with or merges into any other Person and shall not be the continuing or surviving entity in such consolidation or merger or (b) transfers all or substantially all of its properties and assets to any Person, then, in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns shall fully assume the obligations set forth in this Section 6.6.

6.7          Certain Tax Matters.

6.7.1            Cooperation and Tax Record Retention. The Parties shall cooperate as and to the extent reasonably requested by the other Parties in connection with any Tax matters (including Tax Return preparation and as may be necessary for any Tax Proceeding) relating to the Company and its Subsidiaries, including by providing access to the relevant books and records and making employees of Parent and the Company and its Subsidiaries available to provide additional information and explanation of any materials provided hereunder. Parent shall, and shall cause the Company and its Subsidiaries to, retain all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to taxable periods or portions thereof ending on the Closing Date or that could affect amounts which the Equityholders are entitled to receive pursuant to this Agreement (including, pursuant to the Escrow Agreement) until the expiration of the statute of limitations (taking into account any extensions thereof) applicable to such taxable periods.

6.7.2            Transfer Taxes. The amount of any documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording, and other similar Taxes, fees, and costs, together with all interest thereon, penalties, fines, costs, additions to Tax and other additional amounts with respect thereto, which may be imposed in connection with the transactions contemplated by this Agreement (“Transfer Taxes”) shall be borne one-half by the Equityholders and one-half by Parent as a Transaction Expense. The Parties shall reasonably cooperate in the preparation, execution and filing of any Tax Returns with respect to such Transfer Taxes, including joining in the execution thereof to the extent required by applicable Law.

6.7.3            Within thirty (30) days following the final determination of the Final Closing Cash Purchase Price (or earlier, to the extent practicable and reasonably necessary to enable the relevant parties to timely file their Tax Returns, taking into account available extensions), the Parent shall provide Equityholder Representative with a draft of the Allocation. The Equityholder Representative will have thirty (30) days to object to the proposed Allocation provided by Parent. If the Equityholder Representative does not timely object to the Allocation proposed by Parent, then the Allocation will be final. If the Equityholder Representative timely objects to the Allocation proposed by the Parent, then Parent and the Equityholder Representative shall negotiate in good faith to resolve any such objection, and, if the Equityholder Representative and Parent cannot resolve such dispute within thirty (30) days of the Parent’s receipt of the Equityholder Representative’s objection, then the Independent Accountant shall resolve such dispute in accordance with the procedures set forth in Section 3.6.4 and the resolution of such dispute shall be final and binding on the parties. Parent, the Equityholders (by their execution of a Letter of Transmittal) and the Equityholder Representative agree (and Parent agrees to cause their Affiliates to) (i) file all Tax Returns consistent with the Allocation (as finally determined pursuant to this Agreement), (ii) cooperate in good faith to preserve the effectiveness of the Allocation, to the extent consistent with applicable law and the final decisions of a taxing authority and (iii) any subsequent adjustments to the Final Closing Cash Purchase Price shall be treated in a manner consistent with the Allocation (and the Equityholder Representative and Parent shall notify each other and cooperate in reflecting such adjustment).

6.7.4            The parties hereto acknowledge and agree that for U.S. federal income Tax purposes, in accordance with Internal Revenue Service Revenue Ruling 99-6, 1999-1 C.B. 432, Situation 2, the sale and purchase of the Equity Interests will be treated from the Parent’s perspective, as a termination of the Company and a deemed distribution of all its assets to the Equityholders, followed by the sale of all such assets to the Parent for the Final Closing Cash Purchase Price, and from the Equityholders’ perspective, as a sale of 100% of the Equity Interests to the Parent for the Final Closing Cash Purchase Price.

6.7.5            Any Taxes that are payable for a Straddle Period, the portion of such Tax which relates to the Pre-Closing Tax Period shall (i) except as to Taxes described in Section 6.7.5(ii), be determined as if the taxable period of the Company ended as of end of the day on the Closing Date; and (ii) in the case of an ad valorem Tax on real or personal property or a franchise Tax not based on gross or net income, be determined by multiplying the amount of such Tax for the entire period by a fraction the numerator of which is the number of calendar days in the portion of the taxable period ending on the Closing Date and the denominator of which is the number of calendar days in the entire taxable period.

6.7.6            If the IRS seeks to assess an “imputed underpayment” (within the meaning of Section 6225 of the Code) against the Company for any Pre-Closing Tax Period, Parent will have the right to cause the Company to make any available election under Section 6226 of the Code (or any similar provision of state, local or other tax Law) with respect to such Pre-Closing Tax Period and, upon request, the Equityholders and the Equityholder Representative shall cooperate with Parent to cause the Company to make any such election, and shall take all necessary actions to ensure that any such election is timely and validly made, including by timely providing information reasonably requested by Parent and assisting in the preparation of any statements or other information required to be provided under Section 6226 of the Code and the Treasury Regulations promulgated thereunder (or similar provisions of state, local or other Tax law).

6.7.7            Unless required by applicable law, without the prior written consent of the Equityholder Representative, Parent shall not, and shall not permit its Affiliates, including the Company, to (1) file any Pass-Through Tax Return for the Company other than in accordance with Section 6.7.9 and this Section 6.7.7, (2) amend any Pass-Through Tax Return for the Company, (3) make or change any Tax election that applies or is retroactive to a Pre-Closing Tax Period in respect of a Pass-Through Tax Return for the Company, in each case if such action would reasonably be expected to result in any materially increased Tax liability for the Equityholders.

6.7.8            Tax Contests. Equityholder Representative shall represent the interests of the Company in any post-Closing Tax audit, contest or proceeding relating to a Pass-Through Tax Return. Equityholder Representative shall keep Parent reasonably informed of the progress of such Tax audits, contests and proceedings and shall not settle or compromise any such audit, contest or proceeding with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

6.7.9            Parent shall be responsible for preparing and filing, or causing the Company to prepare and file, all Tax Returns of the Company due after the Closing Date that are not Pass-Through Tax Returns (with respect to any Tax period ending on or before the Closing Date). The Company shall be responsible for filing all Tax Returns of the Company due on or prior to the Closing Date. The Equityholder Representative shall prepare all other Tax Returns of the Company, due after the Closing, that are Pass-Through Tax Returns in respect of Pre-Closing Tax Periods. In connection with any Pass-Through Tax Returns to be prepared by the Equityholder Representative, Parent and the Surviving Entity shall use commercially reasonable efforts to facilitate the Equityholder Representative’s utilization of the Surviving Entity’s existing tax return preparation firm(s) (the “Accounting Firm”), including (i) providing reasonable access to the Surviving Entity’s books and records and accounting staff and (ii) taking such reasonable steps as may be necessary to cause the Accounting Firm to take direction from the Equityholder Representative. Parent or Surviving Entity shall be responsible for filing or causing to be filed all such Pass-Through Tax Returns. All such Tax Returns for periods ending on or prior to the Closing Date shall be prepared in accordance with past practice, except as required by Law. For any Pass-Through Tax Return that relates to a period ending on or before the Closing Date, the party preparing such Pass-Through Tax Return shall furnish such Pass-Through Tax Return to the other party for its review, comment and approval at least thirty (30) days prior to the due date (or extended due date) for filing such Pass-Through Tax Returns. If the reviewing party disagrees with respect to any material item in such Pass-Through Tax Returns, the reviewing party shall give written notice of such objections, describing such objections with specificity, to the preparing party within twenty (20) days of receipt of any such Pass-Through Tax Return, and Parent and the Equityholder Representative shall negotiate in good faith to resolve the dispute. If Parent and the Equityholder Representative are unable to resolve the disputed items within five (5) Business Days after receipt by the party preparing such Pass-Through Tax Return of the written notice of objections, such disputed items will be referred to the Independent Accountant in accordance with the procedures set forth in Section 3.6.4. The Independent Accountant shall, within fifteen (15) Business Days, deliver to Parent and the Equityholder Representative a written report setting forth its determination as to such disputed items (and only such disputed items), and such determination will be conclusive and binding upon Parent and the Equityholder Representative for purposes of the Pass-Through Tax Returns. If the Independent Accountant is unable to resolve any disputed items before the due date for such Pass-Through Tax Return, the Pass-Through Tax Return shall be filed as prepared by the preparing party and, unless otherwise agreed to by the parties, then amended to reflect the Independent Accountant’s resolution. The fees and disbursements of the Independent Accountant shall be allocated to Parent and the Equityholders consistent with the principles set forth in Section 3.6.4. The Equityholders shall timely pay all Taxes required to be paid with respect to the Tax Returns it filed under this Section 6.7.9 to the extent such Taxes are not included in the accrual for those Taxes in Working Capital or Closing Debt.

6.8          Expenses. Except as expressly set forth otherwise herein, all costs, fees and expenses incurred by Parent or Merger Sub in connection with the negotiation, documentation, or consummation of this Agreement or the Ancillary Agreements or any of the transactions contemplated hereby or thereby, including fees and expenses of legal counsel, financial advisors and accountants, shall be borne by Parent. Except as expressly set forth otherwise herein, all costs, fees and expenses incurred by the Company or any of its Subsidiaries in connection with the negotiation, documentation, or consummation of this Agreement or the Ancillary Agreements or any of the transactions contemplated hereby or thereby, including fees and expenses of legal counsel, financial advisors and accountants, shall be borne by the Company as Transaction Expenses. Notwithstanding the foregoing or anything herein to the contrary, it is acknowledged and agreed that (a) if the Closing occurs, costs and expenses of Parent and its Affiliates and Representatives may be borne or reimbursed by the Company or its Subsidiaries, without any effect on or adjustment to the amounts or payments set forth in this Agreement and (b) Parent shall pay the fees and expenses as contemplated by Section 6.2.2 and Section 6.7.2 and shall be responsible for the fees and expenses of the Paying Agent relating to the Paying Agent Agreement and the Escrow Agent relating to the Escrow Agreement (subject to the allocation of such fees and expenses of the Paying Agent and the Escrow Agent pursuant to the definition of “Transaction Expenses” herein).

6.9          Termination of Interested Party Transactions. Prior to or at the Closing, the Company shall cause all contracts set forth on Schedule 4.18 and all other Interested Party Transactions to be terminated in full without any liability to, or obligations of, Parent, the Company or any of their respective Affiliates following the Closing and shall deliver written evidence of the foregoing to Parent at, or prior to, the Closing.

6.10        Further Assurances. Each of the Equityholder Representative and Parent, upon the reasonable request of the other from time to time after the Closing, and at the expense of the requesting party (in the case of the Equityholder Representative, on behalf of the Equityholders) but without further consideration, shall sign such documents and take such actions as may be necessary or otherwise reasonably requested to make effective the transactions contemplated by this Agreement and the Ancillary Agreements.

6.11        Resignation of Directors. The Company shall use its reasonable best efforts to deliver to Parent at or prior to the Closing written resignations (or evidence of removal) of such directors and/or managers of the Company and each Subsidiary of the Company as Parent may specify in writing to the Company at least five (5) Business Days prior to the Closing, which resignations (or removal) shall be effective as of the Effective Time.

6.12        Equityholder Approval. Promptly (and in any event within twenty-four (24) hours) following the execution of this Agreement, the Company shall deliver to Parent a copy of the executed actions by written consent of certain of the Equityholders evidencing the Equityholder Approval. To the extent required by the DLLCA, the Company shall promptly (and, in any event, within ten (10) Business Days of the date of this Agreement) deliver to any Equityholder who has not approved this Agreement and the transactions contemplated hereby a notice of the approval of the Merger and adoption of this Agreement by written consent of the Equityholders pursuant to the applicable provisions of the DLLCA.

6.13        R&W Insurance Policy. Prior to the Closing, Parent shall use its reasonable best efforts to obtain and bind the R&W Insurance Policy, and the Company shall cooperate with Parent’s efforts and provide assistance as may be reasonably requested by Parent to obtain and bind the R&W Insurance Policy. The R&W Insurance Policy shall provide that the R&W Insurer may not seek to enforce any subrogation rights it might have against the Company or the Equityholders from and after the Closing, other than in the event of Fraud. Parent shall pay all costs associated with the procurement of the R&W Insurance Policy, including the premium, underwriting fees, surplus lines, Taxes and fees and any other expenses charged by an insurer or insurance broker to bind or issue the R&W Insurance Policy. For the avoidance of doubt, Parent shall also bear all costs of the retention under the R&W Insurance Policy.

6.14        Rollover Cooperation.

6.14.1         The Company shall, and shall cause its Affiliates and Representatives to, (a) sign such documents and take such actions as may be necessary or otherwise reasonably requested by Parent to make more fully effective the consummation of the Rollover Transaction as contemplated by each of the Rollover Agreements and (b) use commercially reasonable efforts to cooperate with Parent and its Affiliates and Representatives in connection with discussing, negotiating or entering into any rollover or reinvestment agreements (including Rollover Agreements) with employees of the Company and its Subsidiaries or direct or indirect holders of Company Equity Interests; provided, that the parties hereby acknowledge and agree that any such rollover or reinvestment agreements (including Rollover Agreements) may only be entered into with the prior written consent of Parent.

6.14.2          Notwithstanding any other provision in this Agreement to the contrary, nothing herein shall prohibit Parent or its Affiliates or Representatives from discussing, negotiating or entering into employment contracts or rollover or reinvestment agreements (including the Rollover Agreements) with employees of the Company or its Subsidiaries or direct or indirect holders of Company Equity Interests; provided, however, that any such employment contracts shall be effective at, and contingent upon, the Closing and no such arrangements shall be a condition to Closing.

6.15        Company 401(k) Plan. If requested by Parent in a written notice delivered to the Company not less than ten (10) Business Days before the Closing Date, the Company shall cause the board of managers (or the appropriate committee thereof) of the Company or its Subsidiary to adopt resolutions and take such corporate actions as are necessary to (i) terminate the Company’s participation (and the participation of any Company Subsidiary) in the Justworks Retirement Savings Plan (the “Company 401(k) Plan”) and (ii) permit distributions from the Company 401(k) Plan in connection with such termination of participation, effective as of immediately prior to the Closing Date. If the Company’s and its Subsidiaries’ participation in the Company 401(k) Plan shall be terminated as set forth in the immediately preceding sentence, at least three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent (i) executed resolutions of the board of managers of the Company or its Subsidiary (or the appropriate committee thereof) authorizing the termination of such participation in the Company 401(k) Plan effective as of immediately prior to the Closing, contingent upon the occurrence of the Closing and (ii) an executed copy of all other documentation effectuating the termination of such participation. Prior to the execution of any required resolutions or amendments in connection with the foregoing sentence, the Company shall provide drafts of such resolutions and amendments for Parent’s reasonable review and comment.

7.	CLOSING CONDITIONS

7.1          Mutual Closing Condition. The respective obligations of each Party to consummate the Closing shall be subject to the fulfillment (or written waiver by the Company and Parent) at or prior to the Closing of the following conditions:

7.1.1            All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated and any consents under the Antitrust Laws of the jurisdictions listed in Schedule 7.1.1 shall have been obtained.

7.1.2            No Law preventing, prohibiting, restraining, or enjoining the consummation of the Closing shall have been enacted after the date hereof and no Order preventing, prohibiting, restraining, or enjoining the consummation of the Closing shall be in effect; provided, that any Order with respect to Antitrust Laws shall be disregarded for purposes of this Section 7.1.2.

7.2         Closing Conditions of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the Closing shall be subject to the fulfillment (or written waiver by Parent) at or prior to the Closing of the following conditions:

7.2.1            (a) The representations and warranties of the Company set forth in Article 4 other than the Fundamental Representations and Section 4.8.1 (without giving effect to any limitations as to “materiality” or “Material Adverse Effect” set forth therein) shall be true and correct as of the Closing as though made as of such time (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except where any failure of such representations and warranties to be so true and correct would not have a Material Adverse Effect, (b) the Fundamental Representations shall be true and correct in all respects as of the Closing as though made as of such time (except to the extent such representations and warranties speak as of an earlier date, in which case such Fundamental Representations shall be true and correct as of such earlier date) except for any failures to be so true and correct that are de minimis and (c) Section 4.8.1 shall be true and correct in all respects as of the Closing as though made as of such time.

7.2.2            The Company shall have performed and complied with in all material respects all of the covenants required to be performed and complied with by it under this Agreement prior to the Closing.

7.2.3            No Material Adverse Effect shall have occurred since the date hereof.

7.2.4            The Company shall have delivered to Parent a certificate, dated as of the Closing Date, signed by a duly authorized representative of the Company, certifying that the conditions set forth in Section 7.2.1, Section 7.2.2 and Section 7.2.3 have been satisfied.

7.2.5            The Equityholder Approval shall have been obtained.

7.2.6            The Rollover Transaction shall have been consummated.

7.3          Closing Conditions of the Company. The obligation of the Company to consummate the Closing shall be subject to the fulfillment (or written waiver by the Company) at or prior to the Closing of the following conditions:

7.3.1            The representations and warranties of Parent and Merger Sub set forth in Article 5 (without giving effect to any limitations as to “materiality” or “Material Adverse Effect” set forth therein) shall be true and correct in all material respects as of the Closing as though made as of such time (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date).

7.3.2            Parent and Merger Sub shall have performed and complied with in all material respects all of the covenants required to be performed and complied with by them under this Agreement prior to the Closing.

7.3.3            Parent shall have delivered to the Company a certificate addressed to the Company, dated as of the Closing Date, signed by a duly authorized representative of Parent, certifying that the conditions set forth in Section 7.3.1 and Section 7.3.2 have been satisfied.

8.	TERMINATION

8.1            Termination of Agreement. Subject to Section 10.10, this Agreement may be terminated at any time prior to the Closing solely as follows:

8.1.1            by mutual written consent of Parent and the Company prior to the Closing;

8.1.2            by either Parent or the Company, if any Governmental Authority shall have issued an Order permanently preventing, prohibiting, restraining or enjoining the Closing and such Order shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 8.1.2 shall not be available to the Party seeking to terminate if the failure of such Party to perform any of their obligations under this Agreement required to be performed at or prior to the Closing was the primary cause of the issuance, enactment, or enforcement of such Order;

8.1.3            by either Parent or the Company, if the Closing does not occur on or before November 2, 2021 (the “End Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.1.3 shall not be available to the Party seeking to terminate if the failure of such Party to perform any of their obligations under this Agreement required to be performed at or prior to the Closing was the primary cause of the failure of the Closing to occur on or before the End Date.

8.1.4            by the Company, if Parent or Merger Sub shall have breached or failed to perform any of their representations, warranties, covenants, or other agreements contained in this Agreement, which such breach or failure to perform (a) would result in a failure of a condition set forth in Section 7.3.1 or Section 7.3.2 and (b) is incapable of cure or, if capable of cure, has continued without cure for a period of thirty (30) days after the Company has notified Parent of the breach in writing or until the End Date, if earlier; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1.4 if the Company is then in material breach of any of its representations, warranties, covenants, or other agreements contained in this Agreement;

8.1.5            by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (a) would result in a failure of a condition set forth in Section 7.2.1 or Section 7.2.2 and (b) is incapable of cure or, if capable of cure, has continued without cure for a period of thirty (30) days after Parent has notified the Company of the breach in writing or until the End Date, if earlier; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1.5 if Parent or Merger Sub is then in material breach of any of their representations, warranties, covenants, or other agreements contained in this Agreement; or

8.1.6            by Parent, if the Company has not delivered to Parent, within twenty-four (24) hours of the date hereof, evidence of the Equityholder Approval.

8.2            Effect of Termination. In the event of a valid termination of this Agreement pursuant to Section 8.1, written notice thereof shall be given to the other Parties specifying the provision hereof pursuant to which such termination is made (other than in the case of termination pursuant to Section 8.1.1) and, except as otherwise set forth in this Section 8.2, this Agreement shall become null and void and have no further force or effect, and there shall be no further liability or obligation with respect thereto on the part of any Party hereto; provided, that, subject to the terms of Section 8.3, the provisions of this Section 8.2, Section 6.3.1, Section 8.3, Article 1 (as applicable) and Article 10 (other than Section 10.10) shall survive any termination of this Agreement; provided, further, that, subject to the terms of this Agreement, including the last sentence of this Section 8.2, if this Agreement is (a) validly terminated by the Company pursuant to Section 8.1.4 or by Parent pursuant to Section 8.1.5, or (b) validly terminated by the Company or by Parent pursuant to Section 8.1.3 at a time when this Agreement could have been terminated by such Party pursuant to Section 8.1.4 or Section 8.1.5, as applicable, then the non-terminating Party shall remain liable to the terminating Party for any losses (including damages based on the loss of the economic benefits of the Merger, including the loss of premium) resulting from Fraud or Willful Breach by such Party of this Agreement prior to any such termination of this Agreement; provided, further, that the rights granted pursuant to this Section 8.2 shall be enforceable only by Parent, on the one hand, or the Company, on the other hand, in each case in its sole and absolute discretion. Notwithstanding anything to the contrary in this Agreement, any liability of the Company, on the one hand, or Parent and Merger Sub, on the other hand, pursuant to this Agreement, including this Section 8.2 and Section 8.3, shall be capped at an amount equal to Three Hundred Ten Million dollars ($310,000,000).

8.3            Exclusive Remedy for Pre-Termination Breaches. Notwithstanding anything to the contrary set forth in this Agreement, if any Party fails to effect the Closing when required by Section 2.2 or otherwise breaches this Agreement prior to the Closing in any way (in any case, whether willfully, intentionally, unintentionally or otherwise) or fails to perform any obligation hereunder that is required to be performed prior to the Closing (in any case, whether willfully, intentionally, unintentionally or otherwise), then, the sole remedy available to (a) the Company, on the one hand, and (b) Parent and Merger Sub, on the other hand, with respect to such breach or failure to perform shall be (i) to terminate this Agreement as and only to the extent expressly permitted by, and subject to, Section 8.1 and pursue damages for claims of Fraud or Willful Breach subject to Section 8.2 and this Section 8.3 or (ii) to seek an order of specific performance, an injunction and/or other equitable relief as and only to the extent expressly permitted by, and subject to, Section 10.10. Each of the Parties expressly acknowledges and agrees that prior to the Closing, (i) the Company’s right to terminate this Agreement pursuant to Section 8.1 and pursue damages for Fraud or Willful Breach subject to Section 8.2 and this Section 8.3 or the Company’s right to seek specific performance, an injunction and/or other equitable relief as described in the preceding sentence shall constitute the sole and exclusive remedies (whether pursuant to any Law, in equity, in contract, in tort or otherwise) of the Company, the Equityholder Representative, the Equityholder Related Parties and any other Person against Parent, Merger Sub or the Parent Related Parties or any other Person for all breaches, damages and other losses in respect of or in connection with this Agreement, the Ancillary Agreements and/or the transactions contemplated hereby or thereby (and the abandonment or termination thereof) or any matter forming the basis for the termination of this Agreement or the Ancillary Agreements; and (ii) Parent’s right to terminate this Agreement pursuant to Section 8.1 and pursue damages for Fraud or Willful Breach subject to Section 8.2 and this Section 8.3, Parent’s right to seek specific performance, an injunction and/or other equitable relief as described in the preceding sentence and Parent’s and Merger Sub’s rights pursuant to the Ancillary Agreements shall constitute the sole and exclusive remedies (whether pursuant to any Law, in equity, in contract, in tort or otherwise) of Parent and Merger Sub against the Company, the Equityholder Representative and the Equityholder Related Parties for all breaches, damages and other losses in respect of or in connection with this Agreement, the Ancillary Agreements and/or the transactions contemplated hereby or thereby (and the abandonment or termination thereof) or any matter forming the basis for the termination of this Agreement or the Ancillary Agreements.

9.	NO SURVIVAL; OTHER ACKNOWLEDGMENTS

9.1            No Survival of Representations and Warranties and Certain Covenants. Except in the case of Fraud, the representations and warranties of the Company contained in this Agreement, or in any certificate or other writing delivered by or on behalf of the Company pursuant hereto or in connection herewith, shall not survive the Closing. The covenants and agreements of the Company in this Agreement or in any certificate or other writing delivered by or on behalf to the Company pursuant hereto or in connection herewith shall not survive the Closing, except for those covenants and agreements that by their terms are to be performed in whole or in part at or after the Closing. Notwithstanding anything to the contrary in this Agreement but subject to Section 8.2 and Section 8.3, no provision of this Agreement shall be deemed to waive, release or impair any claim of fraud and such claims shall survive the Closing.

9.2            No Recourse Against Third Parties. Except for claims pursuant to any Ancillary Agreement between any Party and any Equityholder Related Party or Parent Related Party that is not expressly named as a Party to this Agreement (each a “Nonparty Affiliate”), and then solely with respect to claims against the Nonparty Affiliates or Nonparty Affiliates that are party to the applicable Ancillary Agreement, each Party agrees on behalf of itself and on behalf of the Equityholder Related Parties, in the case of the Company, and the Parent Related Parties, in the case of Parent and Merger Sub, to not, (a) assert any claim of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, against any Person who is not expressly identified as a party to this Agreement or such Ancillary Agreement (and against any such Person only pursuant to the terms and conditions of this Agreement or such Ancillary Agreement, as applicable), including against any Nonparty Affiliate or (b) without limiting the generality of clause (a), hold or attempt to hold any Nonparty Affiliate liable for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, Parent, or any Nonparty Affiliate, or their respective agents or other Representatives, concerning the Company, any of its Subsidiaries, Parent, Merger Sub, any of their respective Affiliates, this Agreement or the transactions contemplated hereby; provided, that this Section 9.2 shall not prohibit enforcement by the Equityholder Representative of Section 10.14 against the Equityholders.

9.3            Certain Acknowledgments. Each of the Parties acknowledge and agree that the agreements contained in this Article 9 are an integral part of the transactions contemplated by this Agreement and that without the agreements contained in this Article 9, the other Parties would not enter into this Agreement or otherwise agree to consummate the transactions contemplated hereby.

10.	MISCELLANEOUS

10.1          Notices. All notices, requests, demands, claims, and other communications required or permitted to be delivered, given, or otherwise provided under this Agreement must be in writing and must be delivered, given, or otherwise provided: (a) by hand (in which case, it shall be effective upon delivery); (b) by overnight delivery by a nationally recognized courier service (in which case, it shall be effective on the Business Day after being deposited with such courier service); or (c) by electronic mail (in which case, it shall be effective when transmitted, unless transmitted after 5:00 p.m. (Eastern time), then on the next Business Day), in each case, to the address listed below:

If to Parent or Merger Sub, or to the Company after the Closing:

Certara, Inc.
100 Overlook Center, Suite 101
Princeton, NJ 08540

Email: Richard.traynor@certara.com

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention: Michael T. Holick
Email: mholick@stblaw.com

If to the Company prior to the Closing:

Pinnacle 21, LLC

1777 Sentry Parkway West

Building 17, Suite 405

Blue Bell, PA 19422

Attention: Max Kanevsky, CEO

Email: max@pinnacle21.com

with a copy (which shall not constitute notice) to:

Cozen O’Connor

1650 Market Street

Suite 2800

Philadelphia, PA 19103

Attention: Christopher McDemus; Evan Berquist

Email: cmcdemus@cozen.com; eberquist@cozen.com

If to the Equityholder Representative, or the Equityholders after the Closing:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attention: Managing Director

Email: deals@srsacquiom.com

Each of the Parties may specify a different address by giving notice in accordance with this Section 10.1 to each of the other Parties.

10.2          Succession and Assignment; No Third-Party Beneficiary. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns and all such successors and permitted assigns shall be deemed to be a party hereto for all purposes hereof. No Party may assign, delegate, or otherwise transfer either this Agreement or any of their rights, interests, or obligations hereunder without the prior written consent of each of the other Parties; provided, that Parent or Merger Sub may assign any of its rights or delegate any of its obligations (in whole or in part) under this Agreement to any Affiliate thereof or any lender or financing source, but in no event shall any such assignment release Parent or Merger Sub from any of its obligations under this Agreement. Any purported assignment, delegation or other transfer in breach of this Section 10.2 shall be null and void ab initio. Except for (a) the rights of each Covered Party set forth in Section 6.6, (b) the rights of the Equityholders to receive the consideration payable pursuant to Article 3 at and following the Effective Time, which such rights shall be for the benefit of the Equityholders and exercisable solely by the Equityholder Representative, (c) the rights of the Nonparty Affiliates with respect to Section 9.2, and (d) the rights of the Parent Related Parties and Equityholder Related Parties with respect to Section 8.3, this Agreement is for the sole benefit of the Parties and their successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the Parties and such successors and permitted assigns, any legal or equitable rights hereunder. Each of the Persons described in the immediately preceding sentence is and shall be an intended third-party beneficiary with respect to the applicable provisions of this Agreement, and shall have the right to enforce such provisions to the same extent as if it was a party.

10.3          Amendments and Waivers. No amendment of any provision of this Agreement will be valid and binding unless it is in writing and signed, in the case of any amendment to be effected prior to the Effective Time, by Parent and the Company, or in the case of any amendment to be effected after the Effective Time, by Parent and the Equityholder Representative. No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party making such waiver. No waiver by any Party of any breach or violation of, default under, or inaccuracy in any representation, warranty, covenant, or agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent breach, violation, default of, or inaccuracy in, any such representation, warranty, covenant, or agreement hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any Party in exercising any right, power, or remedy under this Agreement shall operate as a waiver thereof.

10.4          Entire Agreement. This Agreement, together with the Confidentiality Agreements, the Ancillary Agreements and the Disclosure Schedules, and any other documents, schedules, instruments, or certificates delivered in connection herewith, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede any and all prior discussions, negotiations, proposals, undertakings, understandings, and agreements (including any draft agreements) with respect thereto, whether written or oral, none of which shall be used as evidence of the Parties’ intent.

10.5          Counterparts; Electronic Signature. This Agreement may be executed in multiple counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. This Agreement may be executed by facsimile or .pdf signature by any Party and such signature shall be deemed binding for all purposes hereof without delivery of an original signature being thereafter required.

10.6          Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision hereof would, under applicable Law, be invalid or unenforceable in any respect, each Party intends that such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Law and to otherwise give effect to the intent of the Parties.

10.7          Headings. The headings contained in this Agreement are for convenience purposes only and shall not in any way affect the meaning or interpretation hereof.

10.8          Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

10.9          Disclosure Schedules. The Disclosure Schedules shall be arranged in sections corresponding to the Sections of this Agreement for the convenience of the Parties, and the disclosure of an item in one Section of the Disclosure Schedules as an exception to a particular representation or warranty in Article 4 of this Agreement shall be deemed adequately disclosed as an exception with respect to all representations and warranties in Article 4 of this Agreement to the extent that the relevance of such item to such other representations or warranties is reasonably apparent on its face. The Disclosure Schedules are not intended to constitute, and shall not be construed as constituting, representations and warranties of the Company. The inclusion of any item in the Disclosure Schedules is not intended to imply that such item so included (or any non-disclosed item or information of comparable or greater significance) is or is not required to be disclosed in the Disclosure Schedules, is or is not material to the Company and its Subsidiaries, or is within or outside of the ordinary course of business, and no Person may use the fact of the inclusion of any item in the Disclosure Schedules in any dispute or controversy involving such Person as to whether any obligation, item or matter not included in the Disclosure Schedules is or is not required to be disclosed therein, is or is not material to the Company and its Subsidiaries, or is within or outside of the ordinary course of business.

10.10        Remedies. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or otherwise were breached or violated. Accordingly, each of the Parties further agrees that, without any requirement for the posting of any bond or other undertaking and without the necessity of proving the inadequacy of money damages as a remedy, the Company, on the one hand, and Parent, on the other hand, shall be entitled to seek an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Action instituted in any court specified in Section 10.12, in addition to any other remedy to which they may be entitled, at law or in equity, subject to the terms of this Agreement, including Section 8.2 and Section 8.3. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance and that an injunction and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties further agrees that, in the event of any action for an injunction or specific performance in respect of any such threatened or actual breach or violation, they shall not assert that a remedy at law would be adequate, that the Party seeking relief would not be irreparably harmed absent such relief, or that an injunction or specific performance should not be available on the grounds that money damages are adequate or any other grounds. In the event of any Action regarding or arising from this Agreement, the prevailing party shall be entitled to recover its reasonable out-of-pocket costs and expenses, including attorneys’ fees and costs incurred therein with respect to such Action.

10.11        Governing Law. This Agreement and its subject matter, and any Action (at law or in equity, in contract, tort or otherwise) arising out of or in connection with this Agreement or the subject matter hereof will be governed by and construed and enforced in accordance with laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would result in the application of the laws of any other jurisdiction.

10.12        Consent to Jurisdiction. Each Party, by its execution of this Agreement, hereby irrevocably: (a) submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware or, if but only if such court declines jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, for the purpose of litigating any Action described in Section 10.10; (b) waives and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Action brought in one of the above-named courts is improperly venued, or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court; (c) agrees not to commence any such Action other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such Action to any court other than (subject to clause (a) above) one of the above-named courts whether on the grounds of inconvenient forum or otherwise, or to seek to stay or dismiss any such Action in favor of any proceeding in any other forum; and (d) consents to service of process in any such Action in any manner permitted by applicable law, or by delivery to it by an overnight courier service recognized in the United States and guaranteeing overnight delivery at its address specified pursuant to Section 10.1, and agrees that such service of process in any such Action shall be good and sufficient. Notwithstanding the foregoing, a Party may commence an Action in any jurisdiction to enforce an order or judgment of one of the above-named courts.

10.13        Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAWS WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ACTION DESCRIBED IN SECTION 10.11. EACH PARTY ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTIES THAT THIS SECTION 10.13 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH SUCH OTHER PARTIES ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.13 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

10.14        Equityholder Representative.

10.14.1        By voting in favor of the adoption of this Agreement and/or participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger, each Equityholder shall be deemed to have approved the designation of, and hereby designates, Shareholder Representative Services LLC, a Colorado limited liability company, as the Equityholder Representative as of the Closing for all purposes in connection with this Agreement and the agreements ancillary hereto.

10.14.2        A decision, act, consent or instruction of the Equityholder Representative hereunder will constitute a decision, act, consent or instruction of all Equityholders and will be final, binding and conclusive upon each of such Equityholders, and the Escrow Agent, Paying Agent and Parent may rely upon any such decision, act, consent or instruction of the Equityholder Representative as being the decision, act, consent or instruction of each and every such Equityholder.

10.14.3        The Equityholder Representative will incur no liability of any kind with respect to any action or omission by the Equityholder Representative in connection with the Equityholder Representative’s services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Equityholder Representative’s gross negligence or willful misconduct. The Equityholder Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Equityholders will indemnify, defend and hold harmless the Equityholder Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Expenses”) arising out of or in connection with the Equityholder Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Expense is suffered or incurred; provided, that in the event that any such Representative Expense is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Equityholder Representative, the Equityholder Representative will reimburse the Equityholders the amount of such indemnified Representative Expense to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Equityholder Representative by the Equityholders, any such Representative Expenses may be recovered by the Equityholder Representative from (i) the funds in the Representative Fund Amount (provided that the Equityholder Representative shall recover any Representative Expenses from the Representative Fund Amount prior to seeking payment directly from the Equityholders), (ii) the Escrow Amount at such time as remaining amounts would otherwise be distributable to the Equityholders, and (iii) any other funds that become payable to the Equityholders under this Agreement at such time as such amounts would otherwise be distributable to the Equityholders; provided, that while the Equityholder Representative may be paid from the aforementioned sources of funds, this does not relieve the Equityholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred. In no event will the Equityholder Representative be required to advance its own funds on behalf of the Equityholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Equityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Equityholder Representative under this Section 10.14. The foregoing indemnities will survive the Closing, the resignation or removal of the Equityholder Representative or the termination of this Agreement.

10.14.4        The Equityholder Representative may be removed at any time by written consent of a majority-in-interest of the Equityholders. In the event that the Equityholder Representative becomes unable or unwilling to continue in its capacity as Equityholder Representative, or if the Equityholder Representative resigns as the Equityholder Representative, a majority-in-interest of the Equityholders may, by written consent, appoint a new representative as the Equityholder Representative. Notice and a copy of any written consent removing such existing representative or appointing such new representative and bearing the signatures of a majority-in-interest of the Equityholders must be delivered to Parent and, if applicable, the Escrow Agent and Paying Agent. Such removal or appointment will be effective upon the later of the date indicated in the consent or the date such consent is received by Parent and, if applicable, the Escrow Agent and Paying Agent.

10.14.5        Following the Closing, any payments to be made to the Equityholders at any time that the Paying Agent Agreement is not in effect shall be made to such Equityholders as directed by the Surviving Entity.

10.14.6        Notwithstanding anything to the contrary contained in this Agreement or any Ancillary Agreement, no Equityholder shall have any right to, or any interest or claim relating to the Escrow Amount or Representative Fund unless and until it has been finally determined in accordance with the terms and conditions of this Agreement or the Escrow Agreement that such funds or other property are to be distributed to such Equityholder in accordance with the terms and conditions of this Agreement or the Escrow Agreement, as applicable.

[Remainder of the page intentionally left blank – signature pages follow]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement and Plan of Merger as of the date first above written.

PARENT:

CERTARA, INC.

By:	/s/ William F. Feehery
Name:	William F. Feehery
Title:	Chief Executive Officer

MERGER SUB:

PUMA MERGER SUB, LLC

By:	/s/ Richard M. Traynor
Name:	Richard M. Traynor
Title:	Vice President and Secretary

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement and Plan of Merger as of the date first above written.

THE COMPANY:

PINNACLE 21, LLC

By:	/s/ Max Kanevsky
Name:	Max Kanevsky
Title:	Chief Executive Officer

THE EQUITYHOLDER REPRESENTATIVE:

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Equityholder Representative

By:	/s/ Sam Riffe
Name:	Sam Riffe
Title:	Managing Director

[Signature Page to Agreement and Plan of Merger]